  As filed with the Securities and Exchange Commission on February 28, 2002.
                                                   Registration No. 333-________

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


              THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK
                               SEPARATE ACCOUNT A
                         formerly, FNAL Variable Account
                           (Exact name of Registrant)

              THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK formerly, First North America Life Assurance Company
                               (Name of Depositor)

                              100 Summit Lake Drive
                                  Second Floor
                            Valhalla, New York 10595
              (Address of Depositor's Principal Executive Offices)

                                 (914) 773-0708
               (Depositor's Telephone Number Including Area Code)

                            James D. Gallagher, Esq.
                                    President
                        The Manufacturers Life Insurance
                               Company of New York
                              100 Summit Lake Drive
                                  Second Floor
                            Valhalla, New York 10595
                     (Name and Address of Agent for Service)

                                    Copy to:
                              J. Sumner Jones, Esq.
                             Jones & Blouch, L.L.P.
                       1025 Thomas Jefferson Street, N.W.
                              Washington, DC 20007

Title of Securities Being Registered: Variable Annuity Insurance Contracts

Approximate date of commencement of proposed public offering: As soon after the effective date of this registration statement as is practicable.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

              THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK
                               SEPARATE ACCOUNT A



                  CROSS REFERENCE TO ITEMS REQUIRED BY FORM N-4

N-4 Item
Part A        Caption in Prospectus
------        ---------------------
1..........   Cover Page
2..........   Appendix A: Special Terms
3..........   Summary
4..........   Appendix B: Table of Accumulation Values
5..........   General Information about Us, The Variable Account, the Trust.
6..........   Charges and Deductions; Withdrawal Charges; Reduction or Elimination
                of Withdrawal Charges; Administration Fees; Mortality and Expense
                Risks Charge; Taxes; Expenses of Distributing the Contract
7..........   Accumulation Period Provisions; Company Approval; Purchase Payments;
                Accumulation Units; Net Investment Factor; Transfers Among
                Investment Options; Telephone Transactions; Special Transfer
                Services - Dollar Cost Averaging; Asset Rebalancing Program;
                Withdrawals; Special Withdrawal Services - the Income Plan;
                Contract Owner Inquiries; Other Contract Provisions; Ownership;
                Beneficiary; Modification
8..........   Pay Out Period Provisions; General; Annuity Options; Determination
                of Amount of the First Variable Annuity Benefit Payment; Annuity
                Units and the Determination of Subsequent Variable Annuity Benefit
                Payments; Transfers During the Pay Out During the Pay Out Period
9..........   Accumulation Period Provisions; Death Benefit During the Accumulation
                Period; Pay Out Period Provisions; Death Benefit Period
10.........   Accumulation Period Provisions; Purchase Payments; Accumulation Units;
                Value of Accumulation Units; Net Investment Factor; Distribution of
                Contracts
11.........   Withdrawals; Accumulation Period Provisions; Purchase Payments; Other
                Contract Provisions; Ten Day Right to Review
12.........   Federal Tax Matters; Introduction; Taxation of Annuities in General;
                Diversification Requirements; Qualified Retirement Plans;
                Appendix C: Qualified Plan Types
13.........   Legal Proceedings
14.........   Statement of Additional Information - Table of Contents

Part B        Caption in Statement of Additional Information
------        ----------------------------------------------
15.........   Cover Page
16.........   Table of Contents
17.........   General Information and History.
18.........   Services-Independent Auditors, Services-Servicing Agent
19.........   Not Applicable
20.........   Services - Principal Underwriter
21.........   Performance Data
22.........   Not Applicable
23.........   Financial Statements

                                     PART A



                      INFORMATION REQUIRED IN A PROSPECTUS

             Home Office                  Annuity Service Office Mailing Address
        100 Summit Lake Drive                          P.O. Box 9013
            Second Floor                     Boston, Massachusetts 02205-9013
      Valhalla, New York 10595                    www.manulifenewyork.com




                    THE MANUFACTURERS LIFE INSURANCE COMPANY
                         OF NEW YORK SEPARATE ACCOUNT A
                                       OF
              THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK


                       FLEXIBLE PURCHASE PAYMENT DEFERRED
                 COMBINATION FIXED AND VARIABLE ANNUITY CONTRACT
                                NON-PARTICIPATING


      This Prospectus describes an annuity contract (the "CONTRACT") issued by The Manufacturers Life Insurance Company of New York ("WE" or "US" or "MANULIFE NEW YORK"). The contract is a flexible purchase payment, individual, deferred, non-participating, combination fixed and variable annuity contract. Contract values and annuity benefit payments are based upon sixty investment options. Fifty-nine options are variable and one is a fixed account option.



      - Contract values (other than those allocated to the fixed account) and variable annuity benefit payments will vary according to the investment performance of the sub-accounts of one of our separate accounts, The Manufacturers Life Insurance Company of New York Separate Account A (the "VARIABLE ACCOUNT"). Contract values may be allocated to, and transferred among, one or more of those sub-accounts.


      - Each sub-account's assets are invested in Class A shares of a corresponding portfolio of a mutual fund, Manufacturers Investment Trust (the "TRUST"). We will provide the contract owner ("YOU") with the prospectus for the Trust with this Prospectus.

      - SHARES OF THE TRUST ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK, AND THE SHARES ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY.

      - Except as specifically noted here and under the caption "FIXED ACCOUNT INVESTMENT OPTION" below, this Prospectus describes only the variable portion of the contract.

      -  Special terms are defined in a glossary in Appendix A.

PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. IT CONTAINS INFORMATION ABOUT THE VARIABLE ACCOUNT AND THE VARIABLE PORTION OF THE CONTRACT THAT YOU SHOULD KNOW BEFORE INVESTING.

THE CONTRACTS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION ("SEC"). NEITHER THE SEC NOR ANY STATE HAS DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- ADDITIONAL INFORMATION about the contract and the Variable Account is contained in a Statement of Additional Information, dated the same date as this Prospectus, which has been filed with the SEC and is incorporated herein by reference. The Statement of Additional Information is available without charge upon request by writing us at the address on the front cover or by telephoning (877) 391-3748.


- The SEC maintains a Web site (http://www.sec.gov) that contains the Statement of Additional Information and other information about us, the contracts and the Variable Account.

                       STATEMENT OF ADDITIONAL INFORMATION
                                TABLE OF CONTENTS


General Information and History...........................................
Performance Data..........................................................
Accumulation Unit Value Tables............................................
Services
    Independent Auditors..................................................
    Servicing Agent.......................................................
    Principal Underwriter.................................................
Audited Financial Statements..............................................




                The date of this Prospectus is          , 2002




[NY] VENTURE III 11/2002]

                                TABLE OF CONTENTS
                      PAGE NUMBERS WILL NEED TO BE UPDATED



SUMMARY.......................................................................
GENERAL INFORMATION ABOUT US, THE VARIABLE ACCOUNT, THE TRUST.................
   The Manufacturers Life Insurance Company of New York.......................
   The Variable Account.......................................................
   The Trust..................................................................
DESCRIPTION OF THE CONTRACT...................................................
   ACCUMULATION PERIOD PROVISIONS.............................................
   Purchase Payments..........................................................
   Accumulation Units.........................................................
   Value of Accumulation Units................................................
   Net Investment Factor......................................................
   Transfers Among Investment Options.........................................
   Maximum Number of Investment Options.......................................
   Telephone Transactions.....................................................
   Special Transfer Services - Dollar Cost Averaging..........................
   Asset Rebalancing Program..................................................
   Withdrawals................................................................
   Special Withdrawal Services - The Income Plan..............................
   Death Benefit During Accumulation Period...................................
   Payment of Death Benefit...................................................
 PAY-OUT PERIOD PROVISIONS....................................................
   General....................................................................
   Annuity Options............................................................
   Determination of Amount of the First Variable Annuity Payment..............
   Annuity Units and the Determination of Subsequent Variable Annuity
     Payments ................................................................
   Transfers During Pay-out Period............................................
   Death Benefit During Pay-out Period........................................
 OTHER CONTRACT PROVISIONS....................................................
   Ten Day Right to Review....................................................
   Ownership..................................................................
   Annuitant..................................................................
   Beneficiary................................................................
   Modification...............................................................
   Our Approval...............................................................
   Discontinuance of New Owners...............................................
   Misstatement and Proof of Age, Sex or Survival.............................
 FIXED ACCOUNT INVESTMENT OPTION..............................................
 OPTIONAL BENEFITS............................................................
   Annual Step Death Benefit..................................................
   Guaranteed Retirement Income Program.......................................
CHARGES AND DEDUCTIONS........................................................
   Withdrawal Charges.........................................................
   Administration Fee.........................................................
   Distribution Fee...........................................................
   Mortality and Expense Risks Charge.........................................
   Taxes......................................................................
FEDERAL TAX MATTERS...........................................................
 INTRODUCTION.................................................................
 OUR TAX STATUS...............................................................
 TAXATION OF ANNUITIES IN GENERAL.............................................
   Tax Deferral During Accumulation Period....................................
   Taxation of Partial and Full Withdrawals...................................
   Taxation of Annuity Benefit Payments.......................................
   Taxation of Death Benefit Proceeds.........................................
   Penalty Tax on Premature Distributions.....................................
   Aggregation of Contracts...................................................
 QUALIFIED RETIREMENT PLANS...................................................
   Direct Rollovers...........................................................
   Loans......................................................................
FEDERAL INCOME TAX WITHHOLDING................................................
GENERAL MATTERS...............................................................
   Performance Data...........................................................
   Asset Allocation and Timing Services.......................................
   Distribution of Contracts..................................................
   Contract Owner Inquiries...................................................
   Confirmation Statements....................................................
   Legal Proceedings..........................................................
   Voting Interest............................................................
   Reinsurance Arrangements...................................................
APPENDIX A: SPECIAL TERMS.....................................................   A-1
APPENDIX B: EXAMPLES OF CALCULATION OF WITHDRAWAL CHARGE......................   B-1
APPENDIX C: QUALIFIED PLAN TYPES..............................................   C-1

                                     SUMMARY


OVERVIEW OF THE CONTRACT. The contract offered by this Prospectus is a flexible purchase payment deferred combination fixed and variable annuity contract. The contract provides for the accumulation of contract values and the payment of annuity benefits on a variable and/or fixed basis. The Prospectus describes individual deferred annuity contracts.


Under the contract, you make one or more payments to us for a period of time (the "ACCUMULATION PERIOD") and then later, beginning on the "MATURITY DATE" we make one or more annuity benefit payments to you (the "PAY-OUT PERIOD"). Contract values during the accumulation period and the amounts of annuity benefit payments during the pay-out period may either be variable or fixed, depending upon the investment option(s) you select. You may use the contract to fund either a non-qualified or tax-qualified retirement plan.

When you purchase a variable annuity for any tax-qualified retirement plan, the variable annuity does not provide any additional tax deferred treatment of earnings beyond the treatment provided by the plan. Consequently, you should purchase a variable annuity for a tax-qualified plan only on the basis of other benefits offered by the variable annuity. These benefits may include lifetime income payments, protection through the death benefit, and guaranteed fees.

PURCHASE PAYMENT LIMITS. The minimum initial purchase payment is $10,000. Purchase payments normally may be made at any time. If a purchase payment would cause your contract value to exceed $1,000,000, or your contract value already exceeds $1,000,000, however, you must obtain our approval in order to make the payment.

INVESTMENT OPTIONS. Upon issuance of the contract, purchase payments may be allocated among up to seventeen of the available investment options (including the fixed account investment option). After the contract is issued, there is no limit on the number of investment options to which you may allocate purchase payments. Currently, fifty-nine Variable Account investment options and one fixed account investment option are available under the contract. Each Variable Account investment option is a sub-account of the Variable Account that invests in Class A shares of a corresponding portfolio of the Trust. A full description of each portfolio of the Trust is in the accompanying Prospectus of the Trust. Your contract value during the accumulation period and the amounts of annuity benefit payments will depend upon the investment performance of the portfolio underlying each sub-account of the Variable Account you select and/or upon the interest we credit on any allocation to the fixed account option. Subject to certain regulatory limitations, we may elect to add, subtract or substitute investment options.


Allocating assets only to one or a small number of the investment options (other than the Lifestyle Trusts) should not be considered a balanced investment strategy. In particular, allocating assets to a small number of investment options that concentrate their investments in a particular business or market sector will increase the risk that the value of your contract will be more volatile since these investment options may react similarly to business or market specific events. Examples of business or market sectors where this risk historically has been and may continue to be particularly high include: (a) technology related businesses, including internet related businesses, (b) small cap securities and (c) foreign securities. We do not provide advice regarding appropriate investment allocations, and you should discuss this matter with your financial consultant.


TRANSFERS. During the accumulation period, you may transfer your contract values among the Variable Account investment options and from the Variable Account investment options to the fixed account investment option without charge. In addition, you may transfer contract values from the fixed account investment option to the Variable Account investment options at the end of the one year guarantee period. During the pay-out period, you may transfer your allocations among the Variable Account investment options, but transfers from Variable Account options to the fixed account option or from the fixed account option to Variable Account options are not permitted.

WITHDRAWALS. During the accumulation period, you may withdraw all or a portion of your contract value. The amount you withdraw from any investment account must be at least $300 or, if less, your entire balance in that investment account. If a partial withdrawal plus any applicable withdrawal charge would reduce your contract value to less than $300, we will treat your withdrawal request as a request to withdraw all of your contract value. A withdrawal charge and an administration fee may apply to your withdrawal. A withdrawal may be subject to income tax and a 10% IRS penalty tax. A systematic withdrawal plan service is available under the contract.

DEATH BENEFITS. We will pay the death benefit described herein to your BENEFICIARY if you die during the accumulation period. If a contract is owned by more than one person, then the surviving contract owner will be deemed the beneficiary of the deceased contract owner. No death benefit is payable on the death of any ANNUITANT (a natural person or persons to whom ANNUITY BENEFIT PAYMENTS are made and whose life is used to determine the duration of annuity benefit payments involving life contingencies), except that if any contract owner is not a natural person, the death of any annuitant will be treated as the death of an owner. The amount of the death benefit will be calculated as of the date on which our Annuity Service Office receives written notice and proof of death and all required claim forms. The amount of the death benefit will be the greater of: (a) the contract value, or (b) the sum of all purchase payments made, less any amounts deducted in connection with partial withdrawals.

OPTIONAL BENEFITS

      Annual Step Death Benefit. You may elect the optional Annual Step Death Benefit at the time the contract is issued and if the rider is available for sale in the state where the contract is sold. An additional fee of 0.05% is imposed for this death benefit. Election of the Annual Step Death Benefit is irrevocable. The amount of the death benefit for the Annual Step Death Benefit is the greater of:

            a) the death benefit described above; or

            b) the Annual Step Death Benefit.

      The Annual Step Death Benefit is the greatest Anniversary Value after the effective date of the Annual Step Death Benefit but prior to the oldest owner's 81st birthday. The Anniversary Value is equal to the contract value on the last day of the contract year, plus subsequent purchase payments, less amounts deducted in connection with partial withdrawals since the last day of the contract year. If the oldest owner is age 80 or older on the effective date of the Annual Step Death Benefit, the Annual Step Death Benefit is zero. THEREFORE, IF THE OLDEST OWNER OF A CONTRACT IS AGE 80 OR OLDER, THE ANNUAL STEP DEATH BENEFIT SHOULD NOT BE ELECTED.

THE ADDITION OF THE ANNUAL STEP DEATH BENEFIT TO A CONTRACT MAY NOT ALWAYS BE IN YOUR INTEREST SINCE AN ADDITIONAL FEE IS IMPOSED FOR THIS BENEFIT.


      Guaranteed Retirement Income Program. Contracts may be issued with a Guaranteed Retirement Income Program ("GRIP") which guarantees a minimum lifetime fixed income benefit in the form of fixed monthly annuity payments. The amount of these payments is determined by applying the Income Base to the annuity purchase rates in the GRIP rider. As described in this prospectus, the Income Base is calculated as the greater of purchase payments accumulated at a fixed growth factor or the maximum contract anniversary value, reduced proportionately for partial withdrawals. Because the annuity options provided for in the contract are based on the contract value and current annuity purchase rates at the time of annuitization, the amount of the monthly payments under such options may exceed the monthly payments provided by GRIP. If GRIP is exercised and the annuity payments available under the contract are greater than the monthly payment provided by the GRIP rider, we will pay the monthly annuity payment available under the contract. For GRIP, we impose an annual fee of 0.30% of the Income Base. The fee is deducted from the contract value on each contract anniversary.






REINSURANCE ARRANGEMENTS. We utilize reinsurance as part of our risk management program. Under any reinsurance agreement, we remain liable for the contractual obligations of the contracts' guaranteed benefits and the reinsurer(s) agree to reimburse us for certain amounts and obligations in connection with the risks covered in the reinsurance agreements. The reinsurer's contractual liability runs solely to us, and no contract owner shall have any right of action against any reinsurer. In evaluating reinsurers, we consider the financial and claims paying ability ratings of the reinsurer. Our philosophy is to minimize incidental credit risk. We do so by engaging in secure types of reinsurance transactions with high quality reinsurers and diversifying reinsurance counterparties to limit concentrations.


ANNUITY BENEFIT PAYMENTS. We offer a variety of fixed and variable annuity payment options. Periodic annuity benefit payments will begin on the "maturity date" (the first day of the pay-out period). You select the maturity date, the frequency of payment and the type of annuity benefit payment option. Annuity benefit payments are made to the annuitant.

If the annuitant dies during the pay-out period and the annuity payment method selected called for payments for a guaranteed period, we will make the remaining guaranteed payments to the beneficiary.

TEN DAY REVIEW. You may cancel your contract by returning it to us within 10 days of receiving it.


TAXATION. Generally all earnings on the underlying investments are tax-deferred until withdrawn or until annuity benefit payments begin. Normally, a portion of each annuity benefit payment is taxable as ordinary income. Partial and total withdrawals generally are taxable as ordinary income to the extent contract value prior to the withdrawal exceeds the purchase payments you have made, minus any prior withdrawals that were not taxable. A 10% penalty tax may apply to withdrawals prior to age 59-1/2.

CHARGES AND DEDUCTIONS. The following table and Example are designed to assist you in understanding the various costs and expenses related to the contract. The table reflects expenses of the Variable Account and the underlying portfolios. In addition to the items listed in the following table, premium taxes may be applicable to certain contracts. The items listed under "Separate Account

Annual Expenses" are more completely described in this Prospectus under "Charges and Deductions." The items listed under "Trust Annual Expenses" are described in detail in the accompanying Prospectus of the Trust.

Deferred sales load (as percentage of purchase payments):

        NUMBER OF COMPLETE YEARS                  WITHDRAWAL CHARGE
      PURCHASE PAYMENT IN CONTRACT                   PERCENTAGE
                   0                                      6%
                   1                                      5%
                   2                                      4%
                   3+                                     0%


ANNUAL CONTRACT FEE   .......................................   None

TRANSFER FEE          .......................................   None

We reserve the right, however, to impose a charge in the future for transfers in excess of 12 per year. The amount of this fee has not yet been determined.


SEPARATE ACCOUNT ANNUAL EXPENSES
   (as a percentage of average account value)
Mortality and expense risks fee......................................     1.25%
Administration fee - asset based.....................................     0.15%
Distribution fee.....................................................     0.25%

TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES
(WITHOUT OPTIONAL RIDERS)............................................     1.65%

Optional Annual Step Death Benefit fee...............................     0.05%

TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES
(WITH ALL AVAILABLE OPTIONAL DEATH BENEFITS REFLECTED)...............     1.70%

Optional GRIP Fee....................................................     0.30%*
(as a percentage of Income Base. A complete definition of Income Base may be found below under "Guaranteed Retirement Income Program.")


----------


* The annual GRIP Fee is 0.30% multiplied by the Income Base. The GRIP Fee is deducted from the account value.



                     TRUST ANNUAL EXPENSES (CLASS A SHARES)
           (as a percentage of Trust average net assets for the fiscal year ended December 31, 2000)(1)



                                                                                       TOTAL TRUST
                                                                  OTHER EXPENSES     ANNUAL EXPENSES
                                 MANAGEMENT      CLASS A RULE     (AFTER EXPENSE      (AFTER EXPENSE
TRUST PORTFOLIO                     FEES          12B-1 FEES      REIMBURSEMENT)      REIMBURSEMENT)
----------------------------------------------------------------------------------------------------
Internet Technologies              1.000%           0.150%            0.130%             1.280%(E)
Pacific Rim Emerging Markets       0.700%           0.150%            0.180%             1.030%
Telecommunications                 0.950%           0.150%            0.130%             1.230%(A)
Science & Technology               0.916%(F)        0.150%            0.040%             1.106%
International Small Cap            0.914%           0.150%            0.440%             1.504%
Health Sciences                    0.950%(F)        0.150%            0.130%             1.230%(A)
Aggressive Growth                  0.850%           0.150%            0.070%             1.070%

Emerging Small Company             0.896%           0.150%            0.050%             1.096%
Small Company Blend                0.900%           0.150%            0.140%             1.190%
Dynamic Growth                     0.850%           0.150%            0.070%             1.070%(E)
Mid Cap Growth                     0.850%           0.150%            0.280%             1.280%(A)
Mid Cap Opportunities              0.850%           0.150%            0.230%             1.230%(A)
Mid Cap Stock                      0.775%           0.150%            0.075%             1.000%
All Cap Growth                     0.778%           0.150%            0.050%             0.978%
Financial Services                 0.800%           0.150%            0.090%             1.040%(A)
Overseas                           0.800%           0.150%            0.200%             1.150%
International Stock                0.850%(F)        0.150%            0.180%             1.180%
International Value                0.850%           0.150%            0.180%             1.180%
Capital Appreciation               0.750%           0.150%            0.500%(H)          1.400%(H)
Strategic Opportunities            0.700%           0.150%            0.050%             0.900%
Quantitative Mid Cap               0.650%           0.150%            0.070%             0.870%(A)
Global Equity                      0.750%           0.150%            0.120%             1.020%
Strategic Growth                   0.750%           0.150%            0.120%             1.020%(A)
Growth                             0.683%           0.150%            0.050%             0.883%
Large Cap Growth                   0.750%           0.150%            0.065%             0.965%
All Cap Value                      0.800%           0.150%            0.140%             1.090%(A)
Capital Opportunities              0.750%           0.150%            0.160%             1.060%(A)
Quantitative Equity                0.596%           0.150%            0.050%             0.796%
Blue Chip Growth                   0.713%(F)        0.150%            0.035%             0.898%
Utilities                          0.750%           0.150%            0.270%             1.170%(A)
Real Estate Securities             0.647%(A)        0.150%            0.060%             0.857%
Small Company Value                0.900%(F)        0.150%            0.190%             1.240%
Mid Cap Value                      0.800%           0.150%            0.160%             1.110%(A)
Value                              0.650%           0.150%            0.060%             0.860%
Tactical Allocation                0.750%           0.150%            0.430%             1.330%(E)
Fundamental Value                  0.800%           0.150%            0.130%             1.080%(A)
Growth & Income                    0.524%           0.150%            0.040%             0.714%

                                                                                       TOTAL TRUST
                                                                   OTHER EXPENSES    ANNUAL EXPENSES
                                 MANAGEMENT      CLASS A RULE     (AFTER EXPENSE     (AFTER EXPENSE
TRUST PORTFOLIO                     FEES          12B-1 FEES       REIMBURSEMENT)     REIMBURSEMENT)
----------------------------------------------------------------------------------------------------
U.S. Large Cap Value               0.725%           0.150%            0.055%             0.930%
Equity-Income                      0.725%(F)        0.150%            0.035%             0.910%
Income & Value                     0.650%           0.150%            0.060%             0.860%
Balanced                           0.554%(A)        0.150%            0.060%             0.764%
High Yield                         0.625%           0.150%            0.065%             0.840%
Strategic Bond                     0.625%           0.150%            0.095%             0.870%
Global Bond                        0.600%           0.150%            0.200%             0.950%
Total Return                       0.600%           0.150%            0.065%             0.815%
Investment Quality Bond            0.500%           0.150%            0.080%             0.730%
Diversified Bond                   0.600%           0.150%            0.060%             0.810%
U.S. Government Securities         0.550%           0.150%            0.070%             0.770%
Money Market                       0.350%           0.150%            0.040%             0.540%
Small Cap Index                    0.375%           0.150%            0.075%             0.600%
International Index                0.400%           0.150%            0.050%             0.600%
Mid Cap Index                      0.375%           0.150%            0.075%             0.600%
Total Stock Market Index           0.375%           0.150%            0.075%             0.600%
500 Index                          0.375%           0.150%            0.025%             0.550%
Lifestyle Aggressive 1000          0.070%           0.000%            1.038%             1.108%
Lifestyle Growth 820               0.055%           0.000%            0.966%             1.021%
Lifestyle Balanced 640             0.055%           0.000%            0.892%             0.947%
Lifestyle Moderate 460             0.064%           0.000%            0.826%             0.890%
Lifestyle Conservative 280         0.075%           0.000%            0.784%             0.859%



  (A)Based on estimates to be made during the current fiscal year.


  (B)Reflects expenses of the Underlying Portfolios.

  (C)The investment adviser to the Trust, Manufacturers Securities Services, LLC ("MSS" or the "Adviser") has voluntarily agreed to pay certain expenses of each Lifestyle Trust as noted below. (For purposes of the expense reimbursement, total expenses of a Lifestyle Trust includes the advisory fee but excludes (a) the expenses of the Underlying Portfolios, (b) taxes, (c) portfolio brokerage,
(d) interest, (e) litigation and (f) indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Trust's business.)

  If total expenses of a Lifestyle Trust (absent reimbursement) exceed 0.075%, the Adviser will reduce the advisory fee or reimburse expenses of that Lifestyle Trust by an amount such that total expenses of the Lifestyle Trust equal 0.075%. If the total expenses of the Lifestyle Trust (absent reimbursement) are equal to or less than 0.075%, then no expenses will be reimbursed by the Adviser.

  This voluntary expense reimbursement may be terminated at any time. If such expense reimbursement was not in effect, Total Trust Annual Expenses would be higher (based on current advisory fees and the Other Expenses of the Lifestyle Trusts for the fiscal year ended December 31, 2000) as noted in the chart below:

TRUST PORTFOLIO                  MANAGEMENT    RULE 12B-1    OTHER       TOTAL TRUST
                                 FEES          FEES          EXPENSES    ANNUAL EXPENSES
----------------------------------------------------------------------------------------
Lifestyle Aggressive 1000        0.70%         0.000%        1.063%      0.133%
Lifestyle Growth 820             0.055%        0.000%        0.976%      1.031%
Lifestyle Balanced 640           0.055%        0.000%        0.902%      0.957%
Lifestyle Moderate 460           0.064%        0.000%        0.851%      0.915%
Lifestyle Conservative 280       0.075%        0.000%        0.816%      0.891%

  (D)Each Lifestyle Trust will invest in shares of the Underlying Portfolios. Therefore, each Lifestyle Trust will bear its pro rata share of the fees and expenses incurred by the Underlying Portfolios in which it invests, and the investment return of each Lifestyle Trust will be net of the Underlying Portfolio expenses. Each Lifestyle Portfolio must bear its own expenses. However, the Adviser is currently paying certain of these expenses as described in footnote ( C ) above.

  (E)Annualized - For the period May 1, 2000 (commencement of operations) to December 31, 2000.

  (F)Effective June 1, 2000, the Adviser voluntarily agreed to waive a portion of its advisory fee for the Science & Technology Trust, Health Sciences Trust, Small Company Value Trust, the Blue Chip Growth Trust, the Equity-Income Trust and the International Stock Trust. Once the combined assets exceed specified amounts, the fee reduction is increased. The percentage fee reduction for each asset level is as follows:

                                                           FEE REDUCTION
      COMBINED ASSET LEVELS                    (AS A PERCENTAGE OF THE ADVISORY FEE)
      First $750 million                                       0.00%
      Between $750 million and $1.5 billion                    2.50%
      Between $1.5 billion and $3.0 billion                    3.75%
      Over $3.0 billion                                        5.00%

  The fee reductions are applied to the advisory fees of each of the six portfolios. This voluntary fee waiver may be terminated at any time by the adviser. As of September 30, 2001, the combined asset level for all four portfolios was approximately $3.396 billion resulting in a fee reduction of 3.408%. There is no guarantee that the combined asset level will remain at this amount. If the combined asset level were to decrease to a lower breakpoint, the fee reduction would decrease as well.

  (G)MSS has voluntarily agreed to pay expenses of each Index Trust (excluding the advisory fee) that exceed the following amounts: 0.050% in the case of the International Index Trust and 500 Index Trust and 0.075% in the case of the Small Cap Index Trust, the Mid Cap Index Trust and Total Stock Market Index Trust. If such expense reimbursement were not in effect, it is estimated that "Other Expenses" and "Total Trust Annual Expenses" would be 0.097% and 0.650%, respectively, for the International Index Trust, 0.125% and 0.650%, respectively, for the Small Cap Index Trust, and 0.164% and 0.690%, respectively, for the Mid Cap Index Trust and 0.090% and 0.620%, respectively, for the Total Stock Market Index Trust. It is estimated that the expense reimbursement will not be effective during the year end December 31, 2001 for the 500 Index Trust. The expense reimbursement may be terminated at any time by MSS.

  (H)Annualized - For period November 1, 2000 (commencement of operations) to December 31, 2000. For all portfolios except the Lifestyle Trusts, the Adviser reduces its advisory fee or reimburses the portfolio if the total of all expenses (excluding advisory fees, taxes, portfolio brokerage commissions, interest, litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the portfolio's business) exceed certain annual rates. In the case of the Capital Appreciation Trust, the Adviser reimbursed the portfolio for certain expenses for the year ended December 31, 2000. If such expense reimbursement were not in effect, it is estimated that "Other Expenses" and "Total Trust Annual Expenses" would be 0.700% and 1.600%, respectively. These voluntary expense reimbursements may be terminated at any time.

  (I)Effective January 1, 2002, the Trust implemented a Class A Rule 12b-1 plan while simultaneously reducing its advisory fees and implementing advisory fee breakpoints. The Trust Annual Expense chart reflects these changes.

EXAMPLES


If you surrendered the contract at the end of the applicable time period, you would pay the following expenses on a $1,000 investment, assuming (a) the maximum separate account annual expenses of 1.70% (including the optional Annual Step Death Benefit fee and the optional GRIP fee of 0.30% of Income
Base), (b) all Trust portfolio expense reimbursements remain in effect for the time periods illustrated and (c) a 5% annual return on assets.



TRUST PORTFOLIO                            1 YEAR    3 YEAR    5 YEAR    10 YEAR
--------------------------------------------------------------------------------
Internet Technologies
Pacific Rim Emerging Markets
Telecommunications
Science & Technology
International Small Cap
Health Sciences

TRUST PORTFOLIO                            1 YEAR    3 YEAR    5 YEAR    10 YEAR
--------------------------------------------------------------------------------
Aggressive Growth
Emerging Small Company
Small Company Blend
Dynamic Growth
Mid Cap Growth
Mid Cap Opportunities
Mid Cap Stock
All Cap Growth A
Financial Services
Overseas
International Stock
International Value
Capital Appreciation
Strategic Opportunities
Quantitative Mid Cap
Global Equity
Strategic Growth
Growth
Large Cap Growth
All Cap Value
Capital Opportunities
Quantitative Equity
Blue Chip Growth
Utilities
Real Estate Securities
Small Company Value
Mid Cap Value
Value
Tactical Allocation
Fundamental Value
Growth & Income
U.S. Large Cap Value
Equity Income
Income & Value
Balanced
High Yield
Strategic Bond
Global Bond
Total Return
Investment Quality Bond
Diversified Bond
U.S. Government Securities
Money Market
Small Cap Index
International Index
Mid Cap Index
Total Stock Market Index
500 Index
Lifestyle Aggressive 1000
Lifestyle Growth 820
Lifestyle Balanced 640

TRUST PORTFOLIO                            1 YEAR    3 YEAR    5 YEAR    10 YEAR
--------------------------------------------------------------------------------
Lifestyle Moderate 460
Lifestyle Conservative 280



If you annuitized as provided in the contract or did not surrender the contract at the end of the applicable time period, you would pay the following expenses on a $1,000 investment, assuming (a) the maximum separate account annual expenses of 1.70% (including the optional Annual Step Death Benefit fee and the optional GRIP fee of 0.30% of Income Base), (b) all Trust portfolio expense reimbursements remain in effect for the time periods illustrated and (c) a 5% annual return on assets.




TRUST PORTFOLIO                            1 YEAR    3 YEAR    5 YEAR    10 YEAR
--------------------------------------------------------------------------------
Internet Technologies
Pacific Rim Emerging Markets
Telecommunications
Science & Technology
International Small Cap
Health Sciences
Aggressive Growth
Emerging Small Company
Small Company Blend
Dynamic Growth
Mid Cap Growth
Mid Cap Opportunities
Mid Cap Stock
All Cap Growth
Financial Services
Overseas
International Stock
International Value
Capital Appreciation
Strategic Opportunities
Quantitative Mid Cap
Global Equity
Strategic Growth
Growth
Large Cap Growth
All Cap Value
Capital Opportunities
Quantitative Equity
Blue Chip Growth
Utilities
Real Estate Securities
Small Company Value
Mid Cap Value
Value
Tactical Allocation
Fundamental Value
Growth & Income
U.S. Large Cap Value
Equity Income
Income & Value

TRUST PORTFOLIO                            1 YEAR    3 YEAR    5 YEAR    10 YEAR
--------------------------------------------------------------------------------
Balanced
High Yield
Strategic Bond
Global Bond
Total Return
Investment Quality Bond
Diversified Bond
U.S. Government Securities
Money Market
Small Cap Index
International Index
Mid Cap Index
Total Stock Market Index
500 Index
Lifestyle Aggressive 1000
Lifestyle Growth 820
Lifestyle Balanced 640
Lifestyle Moderate 460
Lifestyle Conservative 280


      For purposes of presenting the foregoing Examples, we have made certain assumptions. We have assumed that, where applicable, the maximum sales load is deducted, that there are no transfers or other transactions and that the "Other Expenses" line item under "Trust Annual Expenses" will remain the same (including any voluntary expense reimbursement continuing in effect). Those assumptions, (each of which is mandated by the SEC in an attempt to provide prospective investors with standardized data with which to compare various annuity contracts) do not take into account certain features of the contract and prospective changes in the size of the portfolios which may operate to change the expenses borne by contract owners. CONSEQUENTLY, THE AMOUNTS LISTED IN THE EXAMPLES ABOVE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES, AND ACTUAL EXPENSES BORNE BY CONTRACT OWNERS MAY BE GREATER OR LESSER THAN THOSE SHOWN.

LOCATION OF FINANCIAL STATEMENTS OF REGISTRANT AND DEPOSITOR

      Our financial statements and those of the Variable Account may be found in the Statement of Additional Information.

GENERAL INFORMATION ABOUT US, THE VARIABLE ACCOUNT AND THE TRUST


THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK


--------------------------------------------------------------------------------
We are an indirect subsidiary of MFC.
--------------------------------------------------------------------------------


      We are a stock life insurance company organized under the laws of New York on February 10, 1992. Our principal office is located at 100 Summit Lake Drive, Valhalla New York 10595.



      We are a wholly-owned subsidiary of The Manufacturers Life Insurance Company (U.S.A.) ("Manulife USA"), a stock life insurance company incorporated in Maine on August 20, 1955 by a special act of the Maine legislature and redomesticated under the laws of Michigan with its principal office located at 73 Tremont Street, Boston, Massachusetts 02108. Manulife USA is an indirect wholly-owned subsidiary of The Manufacturers Life Insurance Company. Our ultimate parent is Manulife Financial Corporation ("MFC"), a publicly traded company, based in Toronto, Canada. MFC is the holding company of The Manufacturers Life Insurance Company and its subsidiaries, collectively known as MANULIFE FINANCIAL.

The Manufacturers Life Insurance Company of New York's financial ratings are as follows:


      A++ A.M. Best


      Superior companies have a very strong ability to meet their obligations; 1st category of 16


      AAA Fitch


      Exceptionally strong capacity to meet policyholder and contract obligations; 1st category of 24



      AA+ Standard & Poor's



      Very strong financial security characteristics; 2nd category of 21



These ratings, which are current as of the date of this prospectus and are subject to change, are assigned as a measure of The Manufacturers Life Insurance Company of New York's ability to honor the death benefit, fixed account guarantees and life annuitization guarantees but not specifically to its products, the performance (return) of these products, the value of any investment in these products upon withdrawal or to individual securities held in any portfolio.



THE VARIABLE ACCOUNT

--------------------------------------------------------------------------------
The Variable Account is one of our separate accounts that invests the contract values you allocate to it in the Trust portfolio(s) you select.
--------------------------------------------------------------------------------


      We established the Variable Account on March 4, 1992 as a separate account under the laws of New York. The income, gains and losses, whether or not realized, from assets of the Variable Account are credited to or charged against the Variable Account without regard to our other income, gains or losses. Nevertheless, all obligations arising under the contracts are our general corporate obligations. Assets of the Variable Account may not be charged with liabilities arising out of any of our other business.



      The Variable Account is registered with the SEC under the Investment Company Act of 1940, as amended (the "1940 Act"), as a unit investment trust. A unit investment trust is a type of investment company which invests its assets in specified securities, such as the shares of one or more investment companies. Registration under the 1940 Act does not involve supervision by the SEC of the management or investment policies or practices of the Variable Account. If we determine that it would be in the best interests of persons having voting rights under the contracts, the Variable Account may be operated as a management company under the 1940 Act or it may be deregistered if 1940 Act registration were no longer required.



      The Variable Account currently has fifty-nine sub-accounts. We reserve the right, subject to prior approval of the New York Superintendent of Insurance and compliance with applicable law, to add other sub-accounts, eliminate existing sub-accounts, combine sub-accounts or transfer assets in one sub-account to another sub-account that we, or an affiliated company, may establish.


THE TRUST

--------------------------------------------------------------------------------
The Trust is a mutual fund in which the Variable Account invests.
--------------------------------------------------------------------------------


      The assets of each sub-account of the Variable Account are invested in Class A shares of a corresponding investment portfolio of the Trust. A description of each Trust portfolio is set forth below. The Trust is registered under the 1940 Act as an open-end management investment company. Each of the portfolios is diversified for purposes of the 1940 Act, except for the Dynamic Growth Trust, Global Bond Trust, Utilities Trust, Health Sciences Trust, Real Estate Securities Trust and the five Lifestyle Trusts which are non-diversified. The Trust receives investment advisory services from Manufacturers Securities Services, LLC ("MSS").

Each of the Trust portfolios, except the Lifestyle Trusts, are subject to a Rule 12b-1 fee of 0.15% of a portfolio's Class A net assets.


The Trust currently has the following subadvisers who manage the portfolios offered through this contract, one of which subadvisers is Manufacturers Adviser Corporation ("MAC"). Both MSS and MAC are affiliates of ours.



     SUBADVISER                                  PORTFOLIO
     A I M Capital Management, Inc.              All Cap Growth Trust
                                                 Aggressive Growth Trust

     Capital Guardian Trust Company              Small Company Blend Trust
                                                 U.S. Large Cap Value Trust
                                                 Income & Value Trust
                                                 Diversified Bond Trust

     Cohen & Steers Capital Management, Inc.     Real Estate Securities Trust

     Davis Advisors                              Financial Services Trust
                                                 Fundamental Value Trust

     The Dreyfus Corporation                     All Cap Value Trust

     Fidelity Management & Research Company      Strategic Opportunities Trust
                                                 Large Cap Growth Trust
                                                 Overseas Trust

     Founders Asset Management LLC               International Small Cap Trust

     Franklin Advisers, Inc.                     Emerging Small Company Trust

     INVESCO Funds Group, Inc.                   Telecommunications Trust
                                                 Mid Cap Growth Trust

     Janus Capital Corporation                   Dynamic Growth Trust

     Jennison Associates LLC                     Capital Appreciation Trust

     Lord, Abbett & Co.                          Mid Cap Value Trust

     Manufacturers Adviser Corporation           Pacific Rim Emerging Markets Trust
                                                 Quantitative Equity Trust
                                                 Quantitative Mid Cap Trust
                                                 Money Market Trust
                                                 Index Trusts
                                                 Lifestyle Trusts(B)
                                                 Balanced Trust

     Massachusetts Financial Services Company    Strategic Growth Trust
                                                 Capital Opportunities Trust
                                                 Utilities Trust

     Miller Anderson & Sherrerd, LLP             Value Trust
                                                 High Yield Trust

     Munder Capital Management                   Internet Technologies Trust

     Pacific Investment Management Company       Global Bond Trust
                                                 Total Return Trust

     Putnam Investment Management, L.L.C.        Mid Cap Opportunities Trust
                                                 Global Equity Trust

     Salomon Brothers Asset Management Inc       U.S. Government Securities Trust
                                                 Strategic Bond Trust

     SSgA Funds Management, Inc.                 Growth Trust
                                                 Lifestyle Trusts(A)

     T. Rowe Price Associates, Inc.              Science & Technology Trust
                                                 Small Company Value Trust
                                                 Health Sciences Trust
                                                 Blue Chip Growth Trust
                                                 Equity-Income Trust

     T. Rowe Price International, Inc.           International Stock Trust

     Templeton Investment Counsel, Inc.          International Value Trust

     UBS Global Asset Management                 Tactical Allocation Trust
     (formerly Brinson Advisors, Inc.)

     Wellington Management Company, LLP          Growth & Income Trust
                                                 Investment Quality Bond Trust
                                                 Mid Cap Stock Trust


----------


      (A)SSgA Funds Management, Inc. provides subadvisory consulting services to Manufacturers Adviser Corporation regarding management of the Lifestyle Trusts.


      The following is a brief description of each portfolio:


The INTERNET TECHNOLOGIES TRUST seeks long-term capital appreciation by investing the portfolio's assets primarily in companies engaged in Internet-related business (such businesses also include Intranet-related businesses).


The PACIFIC RIM EMERGING MARKETS TRUST seeks long-term growth of capital by investing in a diversified portfolio that is comprised primarily of common stocks and equity-related securities of corporations domiciled in countries in the Pacific Rim region.




The TELECOMMUNICATIONS TRUST seeks capital appreciation (with earning income as a secondary objective) by investing, under normal market conditions, primarily in equity securities of companies engaged in the telecommunications sector, that is, in the design, development, manufacture, distribution or sale of communications services and equipment and companies that are involved in supplying equipment or services to such companies.


The SCIENCE & TECHNOLOGY TRUST seeks long-term growth of capital by investing under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in common stocks of companies expected to benefit from the development, advancement, and use of science and technology. Current income is incidental to the portfolio's objective.



The INTERNATIONAL SMALL CAP TRUST seeks capital appreciation by investing primarily in securities issued by foreign companies which have total market capitalization or annual revenues of $1.5 billion or less. These securities may represent companies in both established and emerging economies throughout the world.



The HEALTH SCIENCES TRUST seeks long-term capital appreciation by investing, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in common stocks of companies engaged in the research, development, production, or distribution of products or services related to health care, medicine, or the life sciences (collectively termed "health sciences").

The AGGRESSIVE GROWTH TRUST seeks long-term capital appreciation by investing the portfolio's asset principally in common stocks, convertible bonds, convertible preferred stocks and warrants of companies which in the opinion of the subadviser are expected to achieve earnings growth over time at a rate in excess of 15% per year. Many of these companies are in the small and medium-sized category.


The EMERGING SMALL COMPANY TRUST seeks long-term growth of capital by investing, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in common stock equity securities of companies with market capitalizations that approximately match the range of capitalization of the Russell 2000 Growth Index ("small cap stocks") at the time of purchase.


The SMALL COMPANY BLEND TRUST seeks long-term growth of capital and income by investing the portfolio's assets, under normal market conditions, primarily in equity and equity-related securities of companies with market capitalizations that approximately match the range of capitalization of the Russell 2000 Index at the time of purchase.

The DYNAMIC GROWTH TRUST seeks long-term growth of capital by investing the portfolio's assets primarily in equity securities selected for their growth potential. Normally at least 50% of its equity assets are invested in medium-sized companies.


The MID CAP GROWTH TRUST seeks capital appreciation by investing primarily in common stocks of mid-sized companies - those with market capitalizations between $2.5 billion and $15 billion at the time of purchase.


The MID CAP OPPORTUNITIES TRUST seeks capital appreciation by investing, under normal market conditions, primarily in common stocks and other equity securities of U.S. companies, with a focus on growth stocks of mid size companies.

The MID CAP STOCK TRUST seeks long-term growth of capital by investing primarily in equity securities with significant capital appreciation potential, with emphasis on medium-sized companies.

The ALL CAP GROWTH TRUST seeks long-term capital appreciation by investing the portfolio's assets under normal market conditions, principally in common stocks of companies that are likely to benefit from new or innovative products, services or processes, as well as those that have experienced above average, long-term growth in earnings and have excellent prospects for future growth.


The FINANCIAL SERVICES TRUST seeks growth of capital by investing primarily in common stocks of financial companies. During normal market conditions, at least 65% (80% after July 31, 2002) of the portfolio's assets (plus any borrowings for investment purposes) are invested in companies that are principally engaged in financial services. A company is "principally engaged" in financial services if it owns financial services-related assets constituting at least 50% of the value of its total assets, or if at least 50% of its revenues are derived from its provision of financial services.



The OVERSEAS TRUST seeks growth of capital by investing, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in foreign securities (including American Depositary Receipts (ADRs) and European Depositary Receipts (EDRs)). The portfolio expects to invest primarily in equity securities.


The INTERNATIONAL STOCK TRUST seeks long-term growth of capital by investing primarily in common stocks of established, non-U.S. companies.

The INTERNATIONAL VALUE TRUST seeks long-term growth of capital by investing, under normal market conditions, primarily in equity securities of companies located outside the U.S., including emerging markets.

The CAPITAL APPRECIATION TRUST seeks long-term capital growth by investing at least 65% of its total assets in equity-related securities of companies that exceed $1 billion in market capitalization and that the subadviser believes have above-average growth prospectus. These companies are generally medium-to-large capitalization companies.

The STRATEGIC OPPORTUNITIES TRUST (formerly, Mid Cap Blend Trust) seeks growth of capital by investing primarily in common stocks of U.S. issuers and securities convertible into or carrying the right to buy common stocks.


The QUANTITATIVE MID CAP TRUST seeks long-term growth of capital by investing, under normal market conditions, at least 80% of its net assets in U.S. mid-cap stocks, convertible preferred stocks, convertible bonds and warrants.

The GLOBAL EQUITY TRUST seeks long-term capital appreciation by investing, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of companies in at least three different countries, including the U.S. The portfolio may invest in companies of any size but emphasizes mid- and large-capitalization companies that the subadviser believes are undervalued.


The STRATEGIC GROWTH TRUST seeks capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stocks and related securities (such as preferred stocks, bonds, warrants or rights convertible into stock and depositary receipts for these securities) of companies which the subadviser believes offer superior prospects for growth.

The GROWTH TRUST seeks long-term growth of capital by investing primarily in large capitalization growth securities (market capitalizations of approximately $1 billion or greater).


The LARGE CAP GROWTH TRUST seeks long-term growth of capital by investing, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of companies with large market capitalizations.


The ALL CAP VALUE TRUST seeks capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in the stocks of value companies of any size.

The CAPITAL OPPORTUNITIES TRUST seeks capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stocks and related securities, such as preferred stock, convertible securities and depositary receipts. The portfolio focuses on companies which the subadviser believes have favorable growth prospects and attractive valuations based on current and expected earnings or cash flow.

The QUANTITATIVE EQUITY TRUST seeks to achieve intermediate and long-term growth through capital appreciation and current income by investing in common stocks and other equity securities of well established companies with promising prospects for providing an above average rate of return.

The BLUE CHIP GROWTH TRUST seeks to achieve long-term growth of capital (current income is a secondary objective) by investing at least 65% of the portfolio's total assets in the common stocks of large and medium-sized blue chip companies. Many of the stocks in the portfolio are expected to pay dividends.


The UTILITIES TRUST seeks capital growth and current income (income above that available from a portfolio invested entirely in equity securities) by investing, under normal market conditions, at least 80% of the portfolio's net assets (plus any borrowings for investment purposes) in equity and debt securities of domestic and foreign companies in the utilities industry.



The REAL ESTATE SECURITIES TRUST seeks to achieve a combination of long-term capital appreciation and current income by investing, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in securities of real estate companies.



The SMALL COMPANY VALUE TRUST seeks long-term growth of capital by investing, under normal market conditions, primarily in small companies whose common stocks are believed to be undervalued. Normally, the portfolio will invest at least 80% of its net assets (plus any borrowings for investment purposes) in companies with a market capitalization that do not exceed the maximum market capitalization of any security in the Russell 2000 Index at the time of purchase.



The MID CAP VALUE TRUST seeks capital appreciation by investing, under normal market conditions, at least 80% of its net assets in mid-sized companies, with market capitalizations of roughly $500 million to $10 billion.


The VALUE TRUST seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk, by investing primarily in common and preferred stocks, convertible securities, rights and warrants to purchase common stocks, ADRs and other equity securities of companies with equity capitalizations usually greater than $300 million.

The TACTICAL ALLOCATION TRUST seeks total return, consisting of long-term capital appreciation and current income, by allocating the portfolio's assets between (i) a stock portion that is designed to track the performance of the S&P 500 Composite Stock Price Index, and (ii) a fixed income portion that consists of either five-year U.S. Treasury notes or U.S. Treasury bills with remaining maturities of 30 days.

The FUNDAMENTAL VALUE TRUST seeks growth of capital by investing, under normal market conditions, primarily in common stocks of U.S. companies with market capitalizations of at least $5 billion that the subadviser believes are undervalued. The portfolio may also invest in U.S. companies with smaller capitalizations.

The GROWTH & INCOME TRUST seeks long-term growth of capital and income, consistent with prudent investment risk, by investing primarily in a diversified portfolio of common stocks of U.S. issuers which the subadviser believes are of high quality.

The U.S. LARGE CAP VALUE TRUST seeks long-term growth of capital and income by investing the portfolio's assets, under normal market conditions, primarily in equity and equity-related securities of companies with market capitalization greater than $500 million.

The EQUITY-INCOME TRUST seeks to provide substantial dividend income and also long-term capital appreciation by investing primarily in dividend-paying common stocks, particularly of established companies with favorable prospects for both increasing dividends and capital appreciation.

The INCOME & VALUE TRUST seeks the balanced accomplishment of (a) conservation of principal and (b) long-term growth of capital and income by investing the portfolio's assets in both equity and fixed-income securities. The subadviser has full discretion to determine the allocation between equity and fixed income securities.

The BALANCED TRUST seeks current income and capital appreciation by investing the portfolio's assets in a balanced portfolio of (i) equity securities and (ii) fixed income securities.

The HIGH YIELD TRUST seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk, by investing primarily in high yield debt securities, including corporate bonds and other fixed-income securities.

The STRATEGIC BOND TRUST seeks a high level of total return consistent with preservation of capital by giving its subadviser broad discretion to deploy the portfolio's assets among certain segments of the fixed income market as the subadviser believes will best contribute to achievement of the portfolio's investment objective.

The GLOBAL BOND TRUST seeks to realize maximum total return, consistent with preservation of capital and prudent investment management by investing the portfolio's asset primarily in fixed income securities denominated in major foreign currencies, baskets of foreign currencies (such as the ECU), and the U.S. dollar.

The TOTAL RETURN TRUST seeks to realize maximum total return, consistent with preservation of capital and prudent investment management by investing, under normal market conditions, at least 65% of the portfolio's assets in a diversified portfolio of fixed income securities of varying maturities. The average portfolio duration will normally vary within a three- to six-year time frame based on the subadviser's forecast for interest rates.

The INVESTMENT QUALITY BOND TRUST seeks a high level of current income consistent with the maintenance of principal and liquidity, by investing primarily in a diversified portfolio of investment grade corporate bonds and U.S. Government bonds with intermediate to longer term maturities. The portfolio may also invest up to 20% of its assets in non-investment grade fixed income securities.


The DIVERSIFIED BOND TRUST seeks high total return consistent with the conservation of capital by investing at least 80% of the portfolio's net assets (plus any borrowings for investment purposes) in fixed income securities.


The U.S. GOVERNMENT SECURITIES TRUST seeks a high level of current income consistent with preservation of capital and maintenance of liquidity, by investing in debt obligations and mortgage-backed securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities and derivative securities such as collateralized mortgage obligations backed by such securities.

The MONEY MARKET TRUST seeks maximum current income consistent with preservation of principal and liquidity by investing in high quality money market instruments with maturities of 397 days or less issued primarily by U. S. entities.

The SMALL CAP INDEX TRUST seeks to approximate the aggregate total return of a small cap U.S. domestic equity market index by attempting to track the performance of the Russell 2000 Index.*

The INTERNATIONAL INDEX TRUST seeks to approximate the aggregate total return of a foreign equity market index by attempting to track the performance of the Morgan Stanley European Australian Far East Free Index (the "MSCI EAFE Index").*

The MID CAP INDEX TRUST seeks to approximate the aggregate total return of a mid cap U.S. domestic equity market index by attempting to track the performance of the S&P Mid Cap 400 Index.*

The TOTAL STOCK MARKET INDEX seeks to approximate the aggregate total return of a broad U.S. domestic equity market index by attempting to track the performance of the Wilshire 5000 Equity Index.*

The 500 INDEX TRUST seeks to approximate the aggregate total return of a broad U.S. domestic equity market index by attempting to track the performance of the S&P 500 Composite Stock Price Index.*

The LIFESTYLE AGGRESSIVE 1000 TRUST seeks to provide long-term growth of capital (current income is not a consideration) by investing 100% of the Lifestyle Trust's assets in other portfolios of the Trust ("Underlying Portfolios") which invest primarily in equity securities.

The LIFESTYLE GROWTH 820 TRUST seeks to provide long-term growth of capital with consideration also given to current income by investing approximately 20% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 80% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE BALANCED 640 TRUST seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis given to capital growth by investing approximately 40% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 60% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE MODERATE 460 TRUST seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis given to current income by investing approximately 60% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 40% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE CONSERVATIVE 280 TRUST seeks to provide a high level of current income with some consideration also given to growth of capital by investing approximately 80% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 20% of its assets in Underlying Portfolios which invest primarily in equity securities.

*"Standard & Poor's(R)," "S&P 500(R)," "Standard and Poor's 500(R)" and "Standard and Poor's 400(R)" are trademarks of The McGraw-Hill Companies, Inc. "Russell 2000(R)" is a trademark of Frank Russell Company. "Wilshire 5000(R)" is a trademark of Wilshire Associates. "Morgan Stanley European Australian Far East Free" and "EAFE(R)" are trademarks of Morgan Stanley & Co. Incorporated. None of the Index Trusts are sponsored, endorsed, managed, advised, sold or promoted by any of these companies, and none of these companies make any representation regarding the advisability of investing in the Trust.

      A full description of the Trust, including the investment objectives, policies and restrictions of, and the risks relating to investment in, each portfolio is contained in the Trust's Prospectus which we provided you along with this Prospectus. The Trust prospectus should be read carefully before allocating purchase payments to a sub-account.

      If the shares of a portfolio of the Trust are no longer available for investment or in our judgment investment in a Trust becomes inappropriate, we may eliminate the shares of a portfolio and substitute shares of another portfolio of the Trust or another open-end registered investment company. Substitution may be made with respect to both existing investments and the investment of future purchase payments. However, we will make no such substitution without first notifying you and obtaining approval of the SEC (to the extent required by the 1940 Act).

--------------------------------------------------------------------------------
You instruct us how to vote Trust shares.
--------------------------------------------------------------------------------

      Shares of the Trust portfolios held in the Variable Account will be voted at any shareholder meetings in accordance with voting instructions received from the persons having the voting interest in the contracts. We will determine the number of portfolio shares for which voting instructions may be given not more than 90 days prior to the meeting. Proxy materials will be distributed to each person having the voting interest under the contract together with appropriate forms for giving voting instructions. We will vote all portfolio shares that we hold (including our own shares and those we hold in the Variable Account for contract owners) in proportion to the instructions so received.

      During the accumulation period, the contract owner has the voting interest under a contract. During the pay-out period, the ANNUITANT has the voting interest under a contract. We reserve the right to make any changes in the voting rights described above that may be permitted by the Federal securities laws, regulations or interpretations thereof. For further information on voting interests under the contract see "Voting Interests" in this prospectus.


                           DESCRIPTION OF THE CONTRACT




ACCUMULATION PERIOD PROVISIONS

PURCHASE PAYMENTS

--------------------------------------------------------------------------------
Initial purchase payments usually must be at least $10,000, subsequent ones at least $30, and total payments no more than $1 million (without our approval).
--------------------------------------------------------------------------------

      Your purchase payments are made to us at our Annuity Service Office. The minimum initial purchase payment is $10,000. Subsequent purchase payments must be at least $30. Purchase payments may be made at any time and must be in U.S dollars. We may provide for purchase payments to be automatically withdrawn from your bank account on a periodic basis. If a purchase payment would cause your contract value to exceed $1,000,000 or your contract value already exceeds $1,000,000, you must obtain our approval in order to make the payment.

      If permitted by state law, we may cancel a contract at the end of any two consecutive contract years in which no purchase payments have been made, if both:

      - the total purchase payments made over the life of the contract, less any withdrawals, are less than $2,000; and

      - the contract value at the end of such two year period is less than $2,000.


If we cancel your contract, we will pay you the contract value computed as of the valuation period during which the cancellation occurs, minus the amount of any outstanding loan and minus the annual $30 administration fee. The amount paid will be treated as a withdrawal for federal tax purposes and thus may be subject to income tax and to a 10% penalty tax (see "FEDERAL TAX MATTERS").


      You designate how your purchase payments are to be allocated among the investment options. You may change the allocation of subsequent purchase payments at any time by notifying us in writing (or by telephone if you comply with our telephone transfer procedures described herein).

ACCUMULATION UNITS

--------------------------------------------------------------------------------
The value of an investment account is measured in "accumulation units," which vary in value with the performance of the underlying Trust portfolio.
--------------------------------------------------------------------------------

      During the accumulation period, we will establish an "INVESTMENT ACCOUNT" for you for each Variable Account investment option to which you allocate a portion of your contract value. Amounts are credited to those investment accounts in the form of "ACCUMULATION UNITS" (units of measure used to calculate the value of the variable portion of your contract during the accumulation period). The number of accumulation units to be credited to each investment account is determined by dividing the amount allocated to that investment account by the value of an accumulation unit for that investment account next computed after the purchase payment is received at our Annuity Service Office complete with all necessary information or, in the case of the first purchase payment, pursuant to the procedures described below.

      Initial purchase payments received by mail will usually be credited on the business day (any date on which the New York Stock Exchange is open and the net asset value of a Trust portfolio is determined) on which they are received at our Annuity Service Office, and in any event not later than two business days after our receipt of all information necessary for issuing the contract. Subsequent purchase payments will be credited on the business day they are received at our Annuity Service Office. You will be informed of any deficiencies preventing processing if your contract cannot be issued. If the deficiencies are not remedied within five business days after receipt, your purchase payment will be returned promptly, unless you specifically consent to our retaining your purchase payment until all necessary information is received. Initial purchase payments received by wire transfer from broker-dealers will be credited on the business day received by us if the broker-dealers have made special arrangements with us.

VALUE OF ACCUMULATION UNITS

      The value of your accumulation units will vary from one business day to the next depending upon the investment results of the investment options you select. The value of an accumulation unit for each sub-account was arbitrarily set at $10 or $12.50 for the first business day under other contracts we have issued. The value of an accumulation unit for any subsequent business day is determined by multiplying the value of an accumulation unit for the immediately preceding business day by the net investment factor for that sub-account (described below) for the business day for which the value is being determined. Accumulation units will be valued as of the end of each business day. A business day is deemed to end at the time of the determination of the net asset value of the Trust shares.

NET INVESTMENT FACTOR

      The net investment factor is an index used to measure the investment performance of a sub-account from one business day to the next (the "VALUATION PERIOD"). The net investment factor may be greater or less than or equal to one; therefore, the value of an accumulation unit may increase, decrease or remain the same. The net investment factor for each sub-account for any valuation period is determined by dividing (a) by (b) and subtracting (c) from the result:

      -     Where (a) is:

            - the net asset value per share of a portfolio share held in the sub-account determined at the end of the current valuation period, plus

            - the per share amount of any dividend or capital gain distributions made by the portfolio on shares held in the sub-account if the "ex-dividend" date occurs during the current valuation period.

      - Where (b) is the net asset value per share of a portfolio share held in the sub-account determined as of the end of the immediately preceding valuation period.

      - Where (c) is a factor representing the charges deducted from the sub-account on a daily basis for administrative expenses, distribution fees and mortality and expense risks. That factor is equal on an annual basis to 1.65% (0.15% for administrative expenses, 0.25% for distribution fees and 1.25% for mortality and expense risks) assuming no optional benefits are elected.


TRANSFERS AMONG INVESTMENT OPTIONS

--------------------------------------------------------------------------------
Amounts invested may be transferred among investment options.
--------------------------------------------------------------------------------

      During the accumulation period, you may transfer amounts among the variable account investment options and from those investment options to the fixed account investment option at any time upon written notice to us . Accumulation units will be canceled from the investment account from which you transfer amounts transferred and credited to the investment account to which you transfer amounts. Your contract value on the date of the transfer will not be affected by a transfer. You must transfer at least $300 or, if less, the entire value of the investment account. If after the transfer the amount remaining in the investment account is less than $100, then we will transfer the entire amount instead of the requested amount. We reserve the right to limit, upon notice, the maximum number of transfers you may make to one per month or six at any time within a contract year. In addition, we reserve the right to defer a transfer at any time we are unable to purchase or redeem shares of the Trust portfolios. We also reserve the right to modify or terminate the transfer privilege at any time (to the extent permitted by applicable law).

      Currently, we do not impose a charge for transfer requests. The first twelve transfers in a contract year are WITHOUT any transfer charge. For each additional transfer in a contract year, we do not currently assess a charge but reserve the right (to the extent permitted by your contract) to assess a reasonable charge to reimburse us for the expenses of processing transfers.


      Where permitted by law, we may accept your authorization for a third party to make transfers for you subject to our rules. However, the contract is not designed for professional market timing organizations or other entities or persons engaging in programmed, frequent or large exchanges (collectively, "market timers") to speculate on short-term movements in the market since such activity may be disruptive to the Trust portfolios and increase their transaction costs. Therefore, in order to prevent excessive use of the exchange privilege, we reserve the right to (a) reject or restrict any specific purchase and exchange requests and (b) impose specific limitations with respect to market timers, including restricting exchanges by market timers to certain variable investment options (transfers by market timers into or out of the fixed investment option are not permitted).

MAXIMUM NUMBER OF INVESTMENT OPTIONS

      Upon issuance of the contract, purchase payments may be allocated among up to seventeen of the available investment options (including the fixed account investment option). After the contract is issued, there is no limit on the number of investment options to which you may allocate purchase payments.

TELEPHONE TRANSACTIONS

--------------------------------------------------------------------------------
Telephone transfers and withdrawals are permitted.
--------------------------------------------------------------------------------


      Any person who can furnish proper account identification is permitted to request transfers by telephone. The telephone transaction privilege is made available automatically without the contract owner's election. We will not be liable for following instructions communicated by telephone that we reasonably believe to be genuine. We will employ reasonable procedures to confirm that instructions communicated by telephone are genuine and may only be liable for any losses due to unauthorized or fraudulent instructions where we fail to employ our procedures properly. Such procedures include the following: upon telephoning a request, you will be asked to provide information that verifies that it is you calling. For both your and our protection, we will tape record all conversations with you. All telephone transactions will be followed by a confirmation statement of the transaction. We reserve the right to impose new procedural requirements regarding transfer privileges.


SPECIAL TRANSFER SERVICES - DOLLAR COST AVERAGING

--------------------------------------------------------------------------------
Dollar Cost Averaging and Asset Rebalancing programs are available.
--------------------------------------------------------------------------------


      We administer a Dollar Cost Averaging ("DCA") program. If you enter into a DCA agreement, you may instruct us to transfer monthly a predetermined dollar amount from any sub-account or the one year fixed account investment option to other sub-accounts until the amount in the sub-account from which the transfer is made or one year fixed account investment option is exhausted. A DCA fixed account investment option may be established under the DCA program to make automatic transfers. Only purchase payments (and not existing contract values) may be allocated to the DCA fixed account investment option. If the DCA fixed account investment option is elected, the amounts allocated to this account will be credited with interest at the guaranteed interest rate in effect on the date of such allocation.



      From time to time, we may offer special DCA programs where the rate of interest credited to a fixed account investment option exceeds our actual earnings on the supporting assets, less appropriate risk and expense adjustments. In such case, any amounts credited to your account in excess of amounts earned will be recovered from the existing charges described in your contract. Your contract charges will not increase as a result of electing to participate in any special DCA program.



      The DCA program is generally suitable if you are making a substantial deposit and desire to control the risk of investing at the top of a market cycle. The DCA program allows investments to be made in equal installments over time in an effort to reduce that risk. Therefore, a lower purchase price may be achieved over the long-term by purchasing more accumulation units of a particular sub-account when the unit value is low; less when the unit value is high. However, the DCA program does not guarantee profits or prevent losses in a declining market and requires regular investment regardless of fluctuating price levels. Contract owners interested in the DCA program should consider their financial ability to continue purchases through periods of low price levels. If you are interested in the DCA program, you may elect to participate in the program on the application or by separate application. You may obtain a separate application and full information concerning the program and its restrictions from your securities dealer or our Annuity Service Office. There is no charge for participation in the DCA program.


ASSET REBALANCING PROGRAM


      We administer an Asset Rebalancing Program which enables you to specify the percentage levels you would like to maintain in particular portfolios. Your contract value will be automatically rebalanced pursuant to the schedule described below to maintain the indicated percentages by transfers among the portfolios. (The Fixed Account Investment Option is not eligible for participation in the Asset Rebalancing Program.) The entire value of the variable investment accounts must be included in the Asset Rebalancing Program. Other investment programs, such as the DCA program, or other transfers or withdrawals may not work in concert with the Asset Rebalancing Program. Therefore, you should monitor your use of these other programs and any other transfers or withdrawals while the Asset Rebalancing Program is being used. If you are interested in the Asset Rebalancing Program, you may obtain a separate application and full information concerning the program and its restrictions from your financial consultant or our Annuity Service Office. There is no charge for participation in the Asset Rebalancing Program.


      Asset rebalancing will only be permitted on the following time schedules:

      - quarterly on the 25th day of the last month of the quarter (or the next business day if the 25th is not a business day);

      - semi-annually on June 25th or December 26th (or the next business day if these dates are not business days); or

      - annually on December 26th (or the next business day if December 26th is not a business day).

WITHDRAWALS

--------------------------------------------------------------------------------
You may withdraw all or a portion of your contract value, but may incur withdrawal charges and tax liability as a result.
--------------------------------------------------------------------------------


      During the accumulation period, you may withdraw all or a portion of your contract value upon written request (complete with all necessary information) to our Annuity Service Office. For certain qualified contracts, exercise of the withdrawal right may require the consent of the qualified plan participant's spouse under the Code. In the case of a total withdrawal, we will pay the contract value as of the date of receipt of the request at our Annuity Service Office, minus any unpaid loans and any applicable withdrawal charge. The contract then will be canceled. In the case of a partial withdrawal, we will pay the amount requested and cancel accumulation units credited to each investment account equal in value to the amount withdrawn from that investment account plus any applicable withdrawal charge deducted from that investment account.


      When making a partial withdrawal, you should specify the investment options from which the withdrawal is to be made. The amount requested from an investment option may not exceed the value of that investment option minus any applicable withdrawal charge. If you do not specify the investment options from which a partial withdrawal is to be taken, the withdrawal will be taken from the variable account investment options until exhausted and then from the fixed account investment option, beginning with the shortest remaining guarantee period first and ending with the longest remaining guarantee period last. If the partial withdrawal is less than the total value in the variable account investment options, the withdrawal will be taken proportionately from all of your variable account investment options. For rules governing the order and manner of withdrawals from the fixed account investment option, see "FIXED ACCOUNT INVESTMENT OPTION."

      There is no limit on the frequency of partial withdrawals; however, the amount withdrawn must be at least $300 or, if less, the entire balance in the investment option. If after the withdrawal (and deduction of any withdrawal charge) the amount remaining in the investment option is less than $100, we will treat the partial withdrawal as a withdrawal of the entire amount held in the investment option. If a partial withdrawal plus any applicable withdrawal charge would reduce the contract value to less than $300, we will treat the partial withdrawal as a total withdrawal of the contract value.

      The amount of any withdrawal from the variable account investment options will be paid promptly, and in any event within seven days of receipt of the request, complete with all necessary information at our Annuity Service Office, except that we reserve the right to defer the right of withdrawal or postpone payments for any period when:

      - the New York Stock Exchange is closed (other than customary weekend and holiday closings),

      -     trading on the New York Stock Exchange is restricted,

      - an emergency exists as a result of which disposal of securities held in the Variable Account is not reasonably practicable or it is not reasonably practicable to determine the value of the Variable Account's net assets, or

      - the SEC, by order, so permits for the protection of security holders; provided that applicable rules and regulations of the SEC shall govern as to whether trading is restricted or an emergency exists.


      Withdrawals from the contract may be subject to income tax and a 10% IRS penalty tax (see "FEDERAL TAX MATTERS"). Withdrawals are permitted from contracts issued in connection with Section 403(b) qualified plans only under limited circumstances (see "APPENDIX C - QUALIFIED PLAN TYPES").


SPECIAL WITHDRAWAL SERVICES - THE INCOME PLAN

--------------------------------------------------------------------------------
Systematic "Income Plan" withdrawals are available.
--------------------------------------------------------------------------------


      We administer an Income Plan ("IP") which permits you to pre-authorize a periodic exercise of the contractual withdrawal rights described above. After entering into an IP agreement, you may instruct us to withdraw a level dollar amount from specified investment options on a periodic basis. The total of IP withdrawals in a contract year is limited to not more than 10% of the purchase payments made (to ensure that no withdrawal charge will ever apply to an IP withdrawal). If an additional withdrawal is made from a contract participating in an IP, the IP will terminate automatically and may be reinstated only on or after the next contract anniversary pursuant to a new application. The IP is not available to contracts participating in the DCA program or for which purchase payments are being automatically deducted from a bank account on a periodic basis. IP withdrawals will be withdrawn without withdrawal charges. IP withdrawals, like other withdrawals, may be subject to income tax and a 10% IRS penalty tax. If you are interested in an IP, you may obtain a separate application and full information concerning the program and its restrictions from your securities dealer or our Annuity Service Office. There is no charge for participation in the IP program .


DEATH BENEFIT DURING ACCUMULATION PERIOD

--------------------------------------------------------------------------------
If you die during the accumulation period, your beneficiary will receive a death benefit that might exceed your contract value.
--------------------------------------------------------------------------------


      IN GENERAL. The following discussion applies principally to contracts that are not issued in connection with qualified plans, i.e., "NON-QUALIFIED CONTRACTS." Tax law requirements applicable to qualified plans, including IRAs, and the tax treatment of amounts held and distributed under such plans, are complex. Accordingly, if your contract is to be used in connection with a qualified plan, you should seek competent legal and tax advice regarding the suitability of the contract for the situation involved and the requirements governing the distribution of benefits, including death benefits, from a contract used in the plan. In particular, if you intend to use the contract in connection with a qualified plan, including an IRA, you and your advisor should consider that there is some uncertainty as to the income tax effects of the death benefit on qualified plans, including IRAs. (See "FEDERAL TAX MATTERS" and Appendix C "QUALIFIED PLAN TYPES").


      A substitution or addition of any contract owner may result in resetting the death benefit to an amount equal to the contract value as of the date of the change. For purposes of subsequent calculations of the death benefit prior to the maturity date, the contract value on the date of the change will be treated as a payment made on that date. This treatment of contract value as a payment is not included in cumulative purchase payments. In addition, all payments made and all amounts deducted in connection with partial withdrawals prior to the date of the change will not be considered in the determination of the death benefit. No such change in death benefit will be made if the person whose death will cause the death benefit to be paid is the same after the change in ownership or if ownership is transferred to the owner's spouse.

      AMOUNT OF DEATH BENEFIT.

      The death benefit payable under the contract will be the greater of:

            (a)   the contract value, or

            (b) the sum of all purchase payments made, less any amounts deducted in connection with partial withdrawals.

      PAYMENT OF DEATH BENEFIT

      The determination of the death benefit will be made on the date we receive written notice and "proof of death" as well as all required claims forms at our Annuity Service Office. No one is entitled to the death benefit until this time. Death benefits will be paid within 7 days of that determination. Proof of death occurs when we receive one of the following at our Annuity Service Office within one year of the date of death:

      -     a certified copy of a death certificate;

      - a certified copy of a decree of a court of competent jurisdiction as to the finding of death; or

      -     any other proof satisfactory to us.

If there are any unpaid loans, the death benefit equals the death benefit, as described above, minus the amount of unpaid loans (including unpaid interest).

      We will pay the death benefit to the beneficiary if any contract owner dies before the maturity date. If there is a surviving owner, that contract owner will be deemed to be the beneficiary. No death benefit is payable on the death of any annuitant, except that if any owner is not a natural person, the death of any annuitant will be treated as the death of an owner. On the death of the last surviving annuitant, the owner, if a natural person, will become the annuitant unless the owner designates another person as the annuitant.

      The death benefit may be taken in the form of a lump sum immediately. If not taken immediately, the contract will continue subject to the following:

      -     The beneficiary will become the owner.

      - Any excess of the death benefit over the contract value will be allocated to the owner's investment accounts in proportion to their relative values on the date of receipt at our Annuity Service Office of due proof of the owner's death.

      -     No additional purchase payments may be made.

      - If the beneficiary is not the deceased owner's spouse, distribution of the owner's entire interest in the contract must be made within five years of the owner's death, or alternatively, distribution may be made as an annuity, under one of the annuity options described below, which begins within one year of the owner's death and is payable over the life of the beneficiary or over a period not extending beyond the life expectancy of the beneficiary. (See "ANNUITY OPTIONS" below.) If distribution is not made as an annuity, upon the death of the beneficiary, the death benefit will equal the contract value and must be distributed immediately in a single sum.

      - If the deceased owner's spouse is the beneficiary, the surviving spouse continues the contract (including any optional benefits if these benefits had been elected by the deceased owner) as the new owner. In such a case, the distribution rules applicable when a contract owner dies will apply when the spouse, as the owner, dies. In addition, a death benefit will be paid upon the death of the spouse.

      - Alternatively, if the contract is not a qualified contract and if the beneficiary is not the deceased owner's spouse, distribution of the owner's entire interest in the contract may be made as a series of withdrawals over the beneficiary's life expectancy. If this form of distribution is selected, the beneficiary may not reduce or stop the withdrawals but may in any year withdraw more than the required amount for that year. If life expectancy withdrawals have been selected and the initial beneficiary dies while value remains in the contract, a successor beneficiary may either take a lump sum distribution of the remaining balance or continue periodic withdrawals according to the original schedule based on the initial beneficiary's life expectancy.

      If any annuitant is changed and any contract owner is not a natural person, the entire interest in the contract must be distributed to the contract owner within five years. The amount distributed will be reduced by charges which would otherwise apply upon withdrawal.

      Death benefits will be paid within seven days of the date the amount of the death benefit is determined, as described above, subject to postponement under the same circumstances that payment of withdrawals may be postponed (see "WITHDRAWALS").

      In designating beneficiaries you may impose restrictions on the timing and manner of payment of death benefits. The description of death benefits in this prospectus does not reflect any of the restrictions that could be imposed, and it should be understood as describing what will happen if you choose not to restrict death benefits under the contract. If you impose restrictions, those restrictions will govern the payment of the death benefit.


PAY-OUT PERIOD PROVISIONS

GENERAL

--------------------------------------------------------------------------------
Annuity benefit payments may be paid in several ways.
--------------------------------------------------------------------------------

      You or your beneficiary may elect to have any amounts that we are obligated to pay on withdrawal or death, or as of the maturity date, paid by means of periodic annuity benefit payments rather than in one lump sum (subject to the distribution of death benefit provisions described below).


      Generally, we will begin paying annuity benefits to the annuitant under the contract on the contract's maturity date (the first day of the pay-out period). The maturity date is the date specified on your contract's specifications page, unless you change that date. If no date is specified, the maturity date is the maximum maturity date described below. The maximum maturity date is the 90th birthday of the oldest annuitant . You may specify a different maturity date at any time by written request at least one month before both the previously specified and the new maturity date. The new maturity date may not be later than the maximum maturity date unless we consent. Maturity dates which occur when the annuitant is at an advanced age, e.g., past age 85, may in some circumstances have adverse income tax consequences (see "FEDERAL TAX MATTERS"). Distributions from qualified contracts may be required before the maturity date.


      You may select the frequency of annuity payments. However, if the contract value at the maturity date is such that a monthly payment would be less than $20, we may pay the contract value, minus any unpaid loans, in one lump sum to the annuitant on the maturity date.

ANNUITY OPTIONS

      Annuity benefit payments are available under the contract on a fixed, variable, or combination fixed and variable basis. Upon purchase of the contract, and at any time during the accumulation period, you may select one or more of the annuity options described below on a fixed and/or variable basis or choose an alternate form of payment acceptable to us. If an annuity option is not selected, we will provide as a default option a life annuity with payments guaranteed for ten years as described below. Annuity payments will be determined based on the Investment Account Value of each investment option at the maturity date. IRS regulations may preclude the availability of certain annuity options in connection with certain qualified contracts. Once annuity payments commence, the annuity option may not be changed and the form of settlement may not be changed.

      Please read the description of each annuity option carefully. In general, a non-refund life annuity provides the highest level of payments. However, because there is no guarantee that any minimum number of payments will be made, an annuitant may receive only one payment if the annuitant dies prior to the date the second payment is due. Annuities with payments guaranteed for a certain number of years may also be elected but the amount of each payment will be lower than that available under the non-refund life annuity option.

The following annuity options are guaranteed in the contract.

      OPTION 1(a): NON-REFUND LIFE ANNUITY - An annuity with payments during the lifetime of the annuitant. No payments are due after the death of the annuitant. Because there is no guarantee that any minimum number of payments will be made, an annuitant may receive only one payment if the annuitant dies prior to the date the second payment is due.

      OPTION 1(b): LIFE ANNUITY WITH PAYMENTS GUARANTEED FOR 10 YEARS - An annuity with payments guaranteed for 10 years and continuing thereafter during the lifetime of the annuitant. Because payments are guaranteed for 10 years, annuity payments will be made to the end of such period if the annuitant dies prior to the end of the tenth year.

      OPTION 2(a): JOINT & SURVIVOR NON-REFUND LIFE ANNUITY - An annuity with payments during the lifetimes of the annuitant and a designated co-annuitant. No payments are due after the death of the last survivor of the annuitant and co-annuitant. Because there is no guarantee that any minimum number of payments will be made, an annuitant or co-annuitant may receive only one payment if the annuitant and co-annuitant die prior to the date the second payment is due.

      OPTION 2(b): JOINT & SURVIVOR LIFE ANNUITY WITH PAYMENTS GUARANTEED FOR 10 YEARS - An annuity with payments guaranteed for 10 years and continuing thereafter during the lifetimes of the annuitant and a designated co-annuitant. Because payments are guaranteed for 10 years, annuity payments will be made to the end of such period if both the annuitant and the co-annuitant die prior to the end of the tenth year.

      In addition to the foregoing annuity options which we are contractually obligated to offer at all times, we currently offer the following annuity options. We may cease offering the following annuity options at any time and may offer other annuity options in the future.

      OPTION 3: LIFE ANNUITY WITH PAYMENTS GUARANTEED FOR 5, 15 OR 20 YEARS - An Annuity with payments guaranteed for 5, 15 or 20 years and continuing thereafter during the lifetime of the annuitant. Because payments are guaranteed for the specific number of years, annuity payments will be made to the end of the last year of the 5, 15 or 20 year period.

      OPTION 4: JOINT & TWO-THIRDS SURVIVOR NON-REFUND LIFE ANNUITY - An annuity with full payments during the joint lifetime of the annuitant and a designated co-annuitant and two-thirds payments during the lifetime of the survivor. Because there is no guarantee that any minimum number of payments will be made, an annuitant or co-annuitant may receive only one payment if the annuitant and co-annuitant die prior to the date the second payment is due.

      OPTION 5: PERIOD CERTAIN ONLY ANNUITY FOR 5, 10, 15 OR 20 YEARS - An annuity with payments for a 5, 10, 15 or 20 year period and no payments thereafter.

DETERMINATION OF AMOUNT OF THE FIRST VARIABLE ANNUITY PAYMENT

      The first variable annuity payment is determined by applying that amount of the contract value used to purchase a variable annuity to the annuity tables contained in the contract. The amount of the contract value will be determined as of the date not more than ten business days prior to the maturity date. The amount of the first and all subsequent fixed annuity payments is determined on the same basis using the portion of the contract value used to purchase a fixed annuity. Contract value used to determine annuity payments will be reduced by any applicable premium taxes.

      The rates contained in the annuity tables vary with the annuitant's sex and age and the annuity option selected. However, for contracts issued in connection with certain employer-sponsored retirement plans sex-distinct tables may not be used. Under such tables, the longer the life expectancy of the annuitant under any life annuity option or the longer the period for which payments are guaranteed under the option, the smaller the amount of the first monthly variable annuity payment will be.

ANNUITY UNITS AND THE DETERMINATION OF SUBSEQUENT VARIABLE ANNUITY PAYMENT

      Variable annuity payments after the first one will be based on the investment performance of the sub-accounts selected during the pay-out period. The amount of a subsequent payment is determined by dividing the amount of the first annuity payment from each sub-account by the annuity unit value of that sub-account (as of the same date the contract value to effect the annuity was determined) to establish the number of annuity units which will thereafter be used to determine payments. This number of annuity units for each sub-account is then multiplied by the appropriate annuity unit value as of a uniformly applied date not more than ten business days before the annuity payment is due, and the resulting amounts for each sub-account are then totaled to arrive at the amount of the annuity benefit payment to be made. The number of annuity units generally remains constant throughout the pay-out period (assuming no transfer is made). A pro-rata portion of the administration fee will be deducted from each annuity payment.

      The value of an annuity unit for each sub-account for any business day is determined by multiplying the annuity unit value for the immediately preceding business day by the net investment factor for that sub-account (see "NET INVESTMENT FACTOR") for the valuation period for which the annuity unit value is being calculated and by a factor to neutralize the assumed interest rate.

      A 3% assumed interest rate is built into the annuity tables in the contract used to determine the first variable annuity payment.

TRANSFERS DURING PAY-OUT PERIOD

--------------------------------------------------------------------------------
Some transfers are permitted during the pay-out period, but subject to a few more limitations than during the accumulation period.
--------------------------------------------------------------------------------

      Once variable annuity payments have begun, you may transfer all or part of the investment upon which those payments are based from one sub-account to another. You must submit your transfer request to our Annuity Service Office at least 30 days before the due date of the first annuity payment to which your transfer will apply. Transfers after the maturity date will be made by converting the number of annuity units being transferred to the number of annuity units of the sub-account to which the transfer is made, so that the next annuity payment if it were made at that time would be the same amount that it would have been without the transfer. Thereafter, annuity payments will reflect changes in the value of the annuity units for the new sub-account selected. We reserve the right to limit, upon notice, the maximum number of transfers a contract owner may make per contract year to four. Once annuity payments have commenced, no transfers may be made from the fixed annuity option to a variable annuity option or from a variable annuity option to the fixed annuity option. In addition, we reserve the right to defer the transfer privilege at any time that we are unable to purchase or redeem shares of the Trust portfolios. We also reserve the right to modify or terminate the transfer privilege at any time in accordance with applicable law.

DEATH BENEFIT DURING PAY-OUT PERIOD

      If an annuity option providing for payments for a guaranteed period has been selected, and the annuitant dies during the pay-out period, we will make the remaining guaranteed payments to the beneficiary. Any remaining payments will be made as rapidly as under the method of distribution being used as of the date of the annuitant's death. If no beneficiary is living, we will commute any unpaid guaranteed payments to a single sum (on the basis of the interest rate used in determining the payments) and pay that single sum to the estate of the last to die of the annuitant and the beneficiary.

OTHER CONTRACT PROVISIONS

TEN DAY RIGHT TO REVIEW

--------------------------------------------------------------------------------
You have a ten-day right to cancel your contract.
--------------------------------------------------------------------------------


      You may cancel the contract by returning it to our Annuity Service Office or to your registered representative at any time within 10 days after receiving it. Within 7 days of receiving a returned contract, we will pay you the contract value (minus any unpaid loans) computed at the end of the business day on which we receive your returned contract. When the contract is issued as an individual retirement annuity under Sections 408 or 408A of the Code, during the first 7 days of the 10 day period, we will return the purchase payments if this is greater than the amount otherwise payable.



      If the contract is purchased in connection with a replacement of an existing annuity contract (as described below), you may also cancel the contract by returning it to our Annuity Service Office or your registered representative at any time within 60 days after receiving the contract. Within 10 days of receiving a returned contract, we will pay you the contract value (minus any unpaid loans) computed at the end of the business day on which we receive your returned contract. In the case of a replacement of a contract issued by a New York insurance company, you may have the right to reinstate the prior contract. You should consult with your registered representative or attorney regarding this matter prior to purchasing the new contract.



      Replacement of an existing annuity contract generally is defined as the purchase of a new annuity contract in connection with (a) the lapse, partial or full surrender or change of, or borrowing from, an existing annuity or life insurance contract or (b) the assignment to a new issuer of an existing annuity contract. This description, however, does not necessarily cover all situations which could be considered a replacement of an existing annuity contract. Therefore, you should consult with your registered representative or attorney regarding whether the purchase of a new annuity contract is a replacement of an existing annuity or life insurance contract.


OWNERSHIP

--------------------------------------------------------------------------------
You are entitled to exercise all rights under your contract.
--------------------------------------------------------------------------------


      The contract owner is the person entitled to exercise all rights under the contract. Prior to the maturity date, the contract owner is the person designated in the contract specifications page or as subsequently named. On and after the maturity date, the annuitant is the contract owner. If amounts become payable to any beneficiary under the contract, the beneficiary is the contract owner.



      In the case of non-qualified contracts, ownership of the contract may be changed or the contract may be collaterally assigned at any time prior to the maturity date, subject to the rights of any irrevocable beneficiary. Changing the ownership of a contract may be treated as a (potentially taxable) distribution from the contract for Federal tax purposes. A collateral assignment will be treated as a distribution from the contract and will be tax reported as such. A change of any contract owner may result in resetting the death benefit to an amount equal to the contract value as of the date of the change and treating that value as a purchase payment made on that date for purposes of computing the amount of the death benefit.


      Any change of ownership or assignment must be made in writing. We must approve any change. Any assignment and any change, if approved, will be effective as of the date we receive the request at our Annuity Service Office. We assume no liability for any payments made or actions taken before a change is approved or an assignment is accepted or responsibility for the validity or sufficiency of any assignment. An absolute assignment will revoke the interest of any revocable beneficiary.

      In the case of qualified contracts, ownership of the contract generally may not be transferred except by the trustee of an exempt employees' trust which is part of a retirement plan qualified under Section 401 of the Code or as otherwise permitted by applicable IRS regulations. Subject to the foregoing, a qualified contract may not be sold, assigned, transferred, discounted or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose to any person other than us.

ANNUITANT

--------------------------------------------------------------------------------
The "annuitant" is either you or someone you designate.
--------------------------------------------------------------------------------

      The annuitant is any natural person or persons whose life is used to determine the duration of annuity payments involving life contingencies. The annuitant is entitled to receive all annuity payments under the contract. If the contract owner names more than one person as an "annuitant," the second person named shall be referred to as "CO-ANNUITANT." The annuitant is as designated on the contract specifications page or in the application, unless changed.

      On the death of the annuitant prior to the maturity date, the co-annuitant, if living, becomes the annuitant. If there is no living co-annuitant, the owner becomes the annuitant. In the case of certain qualified contracts, there are limitations on the ability to designate and change the annuitant and the co-annuitant.


CHANGE OF MATURITY DATE



      During the accumulation period, you may change the Maturity Date by written request at least one month before both the previously specified Maturity Date and the new Maturity Date. After the election, the new Maturity Date will become the Maturity Date. The maximum Maturity Date will be age 90. Any extension of the Maturity Date will be allowed only with our prior approval.


BENEFICIARY

--------------------------------------------------------------------------------
The "beneficiary" is the person you designate to receive the death benefit if you die.
--------------------------------------------------------------------------------

      The beneficiary is the person, persons or entity designated in the contract specifications page (or as subsequently changed). However, if there is a surviving contract owner, that person will be treated as the beneficiary. The beneficiary may be changed subject to the rights of any irrevocable beneficiary. Any change must be made in writing, approved by us, and (if approved) will be effective as of the date on which written. We assume no liability for any payments made or actions taken before the change is approved. If no beneficiary is living, the contingent beneficiary will be the beneficiary. The interest of any beneficiary is subject to that of any assignee. If no beneficiary or contingent beneficiary is living, the beneficiary is the estate of the deceased contract owner. In the case of certain qualified contracts, IRS regulations may limit designations of beneficiaries.

MODIFICATION


      We may not modify your contract without your consent, except to the extent required to make it conform to any law or regulation or ruling issued by a governmental agency. The provisions of the contract shall be interpreted so as to comply with the requirements of Section 72(s) of the Code.


OUR APPROVAL

      We reserve the right to accept or reject any contract application at our sole discretion.




MISSTATEMENT AND PROOF OF AGE, SEX OR SURVIVAL

      We may require proof of age, sex or survival of any person upon whose age, sex or survival any payment depends. If the age or sex of the annuitant has been misstated, the benefits will be those that would have been provided for the annuitant's correct age and sex. If we have made incorrect annuity payments, the amount of any underpayment will be paid immediately and the amount of any overpayment will be deducted from future annuity payments.

FIXED ACCOUNT INVESTMENT OPTION

--------------------------------------------------------------------------------
The fixed account investment option is not a security.
--------------------------------------------------------------------------------

      SECURITIES REGISTRATION. Interests in the fixed account investment option are not registered under the Securities Act of 1933, as amended (the "1933 Act"), and our general account is not registered as an investment company under the 1940 Act. Neither interests in the fixed account investment option nor the general account are subject to the provisions or restrictions of the 1933 Act or the 1940 Act. Disclosures relating to interests in the fixed account investment option and the general account nonetheless may be required by the federal securities laws to be accurate.




--------------------------------------------------------------------------------
The fixed account investment option guarantees interest of at least 3%.
--------------------------------------------------------------------------------

      INVESTMENT OPTIONS. Currently, there is a one-year fixed account investment option available under the contract. In addition, the DCA fixed account investment option may be established under the DCA program to make automatic transfers to one or more variable investment options (see "SPECIAL SERVICES-DOLLAR COST AVERAGING" for details). Fixed investment accounts provide for the accumulation of interest on purchase payments at guaranteed rates for the duration of the guarantee period. We determine the guaranteed interest rates on new amounts allocated or transferred to the one-year fixed investment account from time-to-time, according to market conditions. In no event will the guaranteed rate of interest be less than 3%. Once an interest rate is guaranteed for a fixed investment account, it is guaranteed for the duration of the guarantee period, and we may not change it.


      INVESTMENT ACCOUNTS. You may allocate purchase payments, or make transfers from the variable investment options, to the one-year fixed account investment option at any time prior to the maturity date. We establish a distinct investment account each time you allocate or transfer amounts to the one-year fixed account investment option, except that, for amounts allocated or transferred on the same day, we will establish a single investment account. Amounts may not be allocated to the fixed account investment option that would extend the guarantee period beyond the maturity date.


      RENEWALS. At the end of a guarantee period, you may establish a new investment account with the same guarantee period at the then current interest rate, or transfer the amounts to a variable account investment option, all without the imposition of any charge. In the case of renewals within one year of the maturity date, the only fixed account investment option available is to have interest accrued up to the maturity date at the then current interest rate for the one year guarantee period.

--------------------------------------------------------------------------------
Withdrawals and some transfers from the fixed account investment option are permitted during the accumulation period.
--------------------------------------------------------------------------------

      TRANSFERS. During the accumulation period, you may transfer amounts from your one-year fixed account investment option to the variable account investment options at the end of the one year guarantee period, except for transfers made pursuant to the DCA program. Where there are multiple investment accounts within a fixed account investment option, amounts must be transferred from the fixed account investment option on a first-in-first-out basis.

      WITHDRAWALS. You may make total and partial withdrawals of amounts held in the fixed account investment option at any time during the accumulation period. Withdrawals from the fixed account investment option will be made in the same manner and be subject to the same limitations as set forth under "WITHDRAWALS" plus the following provisions also apply:


      - We reserve the right to defer payment of amounts withdrawn from the fixed account investment option for up to six months from the date we receive the written withdrawal request. If a withdrawal is deferred for more than 30 days pursuant to this right, we will pay interest on the amount deferred at a rate not less than 3% per year.


      - If there are multiple investment accounts under the fixed account investment option, amounts must be withdrawn from those accounts on a first-in-first-out basis.


Withdrawals from the contract may be subject to income tax and a 10% IRS penalty tax (see "FEDERAL TAX MATTERS" below). Withdrawals are permitted from contracts issued in connection with Section 403(b) qualified plans only under limited circumstances (see "APPENDIX C - QUALIFIED PLAN TYPES").


      LOANS. We offer a loan privilege only to owners of contracts issued in connection with Section 403(b) qualified plans that are not subject to Title I of ERISA. If you own such a contract, you may borrow from us, using your contract as the only security for the loan, in the same manner and subject to the same limitations as described under "LOANS." (see FEDERAL TAX MATTERS-QUALIFIED RETIREMENT PLANS LOANS").

      FIXED ANNUITY OPTIONS. Subject to the distribution of death benefits provisions (see "DEATH BENEFIT DURING ACCUMULATION PERIOD" above), on death, withdrawal or the maturity date of the contract, the proceeds may be applied to a fixed annuity option (see "ANNUITY OPTIONS" above). The amount of each fixed annuity payment is determined by applying the portion of the proceeds (minus any applicable premium taxes) applied to purchase the fixed annuity to the appropriate table in the contract. If the table we are then using is more favorable to you, we will substitute that table. We guarantee the dollar amount of fixed annuity payments.

OPTIONAL BENEFITS


      ANNUAL STEP DEATH BENEFIT RIDER



      You may elect the Annual Step Death Benefit for an additional charge of 0.05% of the value of the variable investment accounts . Election of this optional benefit may only be made at the time the contract is issued and, once made, is irrevocable. The amount of the death benefit for the optional Annual Step Death Benefit is the greater of:


            a)    the death benefit described above; or

            b)    the Annual Step Death Benefit.


      The Annual Step Death Benefit is the greatest Anniversary Value after the effective date of the Optional Annual Step Death Benefit but prior to the oldest owner's 81st birthday. The Anniversary Value is equal to the contract value on the last day of the contract year, plus subsequent purchase payments, less amounts deducted in connection with partial withdrawals since the last day of the contract year. If the oldest owner is age 80 or older on the effective date of the Optional Annual Step Death Benefit, the Annual Step Death Benefit is zero. THEREFORE, IF THE OLDEST OWNER OF A CONTRACT IS AGE 80 OR OLDER, THE OPTIONAL ANNUAL STEP DEATH BENEFIT SHOULD NOT BE ELECTED.

      The amount deducted in connection with partial withdrawals will be on a pro rata basis and will be equal to (i) times (ii) where:

(i) is equal to the optional Annual Step Death Benefit prior to the withdrawal and

(ii) is equal to the partial withdrawal amount divided by the contract value prior to the partial withdrawal.

      If the beneficiary under the contract is the contract owner's surviving spouse, the contract and the Optional Annual Step Death Benefit will continue with the surviving spouse as the new contract owner if the surviving spouse elects this option. For purposes of calculating the Optional Annual Step Death Benefit payable upon the death of the surviving spouse, the death benefit paid upon the first owner's death will be treated as a payment to the contract. In addition, all payments made and all amounts deducted in connection with partial withdrawals prior to the date of the first owner's death will not be considered in determination of the optional Annual Step Death Benefit. In determination of the optional Annual Step Death Benefit, the Anniversary Values for all prior Contract Anniversaries will be set to zero as of the date of the first owner's death.

            TERMINATION OF THE OPTIONAL ANNUAL STEP DEATH BENEFIT

      The Optional Annual Step Death Benefit will terminate upon the earliest to occur of (a) the date the contract terminates, (b) the maturity date; or (c) the date on which the Optional Annual Step Death Benefit benefit is paid. However, as noted in the paragraph above, if the deceased owner's spouse is the beneficiary, the spouse may elect to continue the contract (including the Optional Annual Step Death Benefit) as the new owner.

      THE ADDITION OF THE ANNUAL STEP DEATH BENEFIT TO A CONTRACT MAY NOT ALWAYS BE IN YOUR INTEREST SINCE AN ADDITIONAL FEE IS IMPOSED FOR THIS BENEFIT.

GUARANTEED RETIREMENT INCOME PROGRAM


      New contracts issued on or after September 10, 2001 may be issued with the Guaranteed Retirement Income

Program ("GRIP") if the contract owner elects GRIP and if the oldest annuitant is age 79 or younger at the time GRIP is elected. Election of GRIP is irrevocable.



      GRIP guarantees a minimum lifetime fixed income benefit in the form of fixed monthly annuity payments. The amount of these payments is determined by applying the Income Base to the annuity tables set forth in the GRIP rider. As described below, the Income Base is calculated as the greatest anniversary value, reduced proportionately for partial withdrawals. Because the annuity options provided for in the contract are based on the contract value at the time of annuitization, the amount of the monthly payments under such options may exceed the monthly payments provided by GRIP . If GRIP is exercised and the monthly annuity payment available under the contract IS greater than the monthly annuity payment provided by GRIP , we will pay the monthly annuity payment available under the contract. For GRIP , we impose an annual GRIP fee of 0.30% of the Income Base. The fee is deducted from the contract value on each contract anniversary.



      The addition of GRIP to a contract may not always be in the interest of a contract owner since an additional fee is imposed for this benefit.



      Income Base



      The Income Base upon which the amount of GRIP annuity payments is based is equal to the greatest anniversary value after the effective date of the GRIP rider and prior to the oldest annuitant's attained age 81. The anniversary value is equal to the contract value on the last day of the contract year, plus subsequent purchase payments, less any Income Base reductions (defined below) in connection with partial withdrawals since the last day of the contract year.


In determining the Income Base:


- An Income Base reduction is on a pro rata basis and is equal to the Income Base immediately prior to a partial withdrawal multiplied by the percentage reduction in contract value resulting from a partial withdrawal.



- The Income Base is reduced for any withdrawal charge remaining on the date of exercise of GRIP.


- We reserve the right to reduce the Income Base by any premium taxes that may apply.


      THE INCOME BASE IS USED SOLELY FOR PURPOSES OF CALCULATING GRIP PAYMENTS AND DOES NOT PROVIDE A CONTRACT VALUE OR GUARANTEE PERFORMANCE OF ANY INVESTMENT OPTION. BECAUSE THIS BENEFIT IS BASED ON CONSERVATIVE ACTUARIAL FACTORS, THE LEVEL OF LIFETIME INCOME THAT IT GUARANTEES MAY OFTEN BE LESS THAN THE LEVEL THAT WOULD BE PROVIDED BY APPLICATION OF CONTRACT VALUE AT CURRENT ANNUITY FACTORS. THEREFORE, GRIP SHOULD BE REGARDED AS A SAFETY NET. AS DESCRIBED ABOVE UNDER "INCOME BASE," WITHDRAWALS WILL REDUCE THE GRIP BENEFIT.



EXERCISE OF GRIP



Conditions of Exercise. GRIP may be exercised subject to the following conditions:



      1. GRIP may not be exercised until the 10th contract anniversary and then must be exercised within 30 days immediately following the 10th contract anniversary or any subsequent contract anniversary; and



GRIP must be exercised by the contract anniversary immediately prior to the oldest annuitant's 85th birthday or the 10th contract anniversary, if later.


Monthly Income Factors. The Income Base may be applied to monthly income factors to purchase a guaranteed lifetime income under the following annuity options:

OPTION 1: LIFE ANNUITY WITH A 10-YEAR PERIOD CERTAIN - An annuity with payments guaranteed for 10 years and continuing thereafter during the lifetime of the annuitant. Since payments are guaranteed for 10 years, annuity payments will be made to the end of such period if the annuitant dies prior to the end of the tenth year.

OPTION 2: JOINT AND SURVIVOR LIFE ANNUITY WITH A 20-YEAR PERIOD CERTAIN - An annuity with payments guaranteed for 20 years and continuing thereafter during the joint lifetime of the annuitant and a designated co-annuitant. Since payments are guaranteed for 20 years, annuity payments will be made to the end of such period if both the annuitant and the co-annuitant die prior to the end of the twentieth year.


The monthly income factors depend upon the sex and age (nearest birthday) of the annuitant (and co-annuitant, if any) and the annuity option selected. The factors are based on the 1983 Individual Annuity Mortality Table A projected at Scale G and reflect an assumed interest rate of 2.5% per annum. The annuitant may only be changed to an individual that is the same age or younger than the oldest current annuitant. A change of annuitant will not affect the Income Base calculation.



      The use of GRIP is limited in connection with qualified plans, such as an IRA, because of the minimum distribution requirements imposed by federal tax law on these plans. In general, if GRIP is not exercised on or before the date required minimum distributions must begin under a qualified plan, you or your beneficiary may be unable to exercise the GRIP benefit under the rider.



      Hence, you should consider that since (a) GRIP may not be exercised until the 10th contract anniversary after its election and (b) the election of GRIP is irrevocable, there can be circumstances under a qualified plan in which you will be charged an annual rider GRIP fee (discussed further below), even though neither you nor your beneficiary may be able to exercise GRIP because of the restrictions imposed by the minimum distribution requirements. If you plan to exercise GRIP after your required minimum distribution beginning date under a qualified plan, you should consider whether GRIP is appropriate for your circumstances. Please consult your advisor .



      In order to comply with applicable federal income tax laws, in some circumstances, we will shorten the guarantee period under an annuity option so that it does not exceed the life expectancy of the annuitant(S), or the joint life expectancy of the joint annuitants(s), depending on the annuity option chosen. Once the guarantee period is shortened upon exercise of GRIP , it will not be further reduced. The guarantee period will never be increased based on the life expectancy of the annuitant or at any other time or due to any other event.






      Illustrated below are the minimum Income Base GRIP amounts per $100,000 of initial payments made into a non-qualified contract, for a male annuitant and a female co-annuitant both age 60 (at issue), on contract anniversaries as indicated below, assuming no subsequent payments or withdrawals. We will, upon request, provide illustrations of the GRIP for an annuitant based on other assumptions.



                                GRIP-ANNUAL INCOME LIFE      GRIP-ANNUAL INCOME JOINT &
       CONTRACT ANNIVERSARY       ANNUITY WITH 10 YEAR      SURVIVOR LIFE ANNUITY WITH 20
            AT ELECTION              PERIOD CERTAIN             YEAR PERIOD CERTAIN
                10                       $6,708                         $5,184
                15                       $7,680                         $5,664
                20                       $8,724                         $6,036



GRIP FEE



      The risk assumed by us associated with GRIP is that annuity benefits payable under GRIP are greater than annuity benefits that would have been payable if the contract owner had selected another annuity benefit permitted by the contract and described under "PAY-OUT PERIOD PROVISIONS." To compensate us for this risk, we charge an annual GRIP fee (the "GRIP Fee"). On or before the maturity date, the GRIP Fee is deducted on each contract anniversary. The amount of the GRIP Fee is equal to 0.30% multiplied by the Income Base in effect on that contract anniversary. The GRIP Fee is withdrawn from each investment option in the same proportion that the value of the investment account of each investment option bears to the contract value.



      If there is a full withdrawal of contract value on any date other than the contract anniversary, we will deduct a pro-rata portion of the GRIP Fee from the amount paid upon withdrawal. In the case of a full withdrawal, the GRIP Fee will be multiplied by the Income Base immediately prior to withdrawal. The GRIP Fee will not be deducted during the annuity period. For purposes of determining the GRIP Fee, the commencement of annuity payments will be treated as a full withdrawal.



TERMINATION OF GRIP



      GRIP will terminate upon the earliest to occur of:



      (a) the contract anniversary immediately prior to the oldest annuitant's 85th birthday or the tenth contract anniversary, if later;


      (b)   the termination of the contract for any reason; or


      (c)   the exercise of GRIP.



                                      ***


      QUALIFIED RETIREMENT PLANS


      If you intend to use your Contract in connection with a qualified retirement plan, including an IRA, you should consider the effects that the death benefit provided under the contract may have on your plan (see APPENDIX C to the prospectus). Please consult your tax advisor.


                             CHARGES AND DEDUCTIONS

      Charges and deductions under the contracts are assessed against purchase payments, contract values or annuity payments. Currently, there are no deductions made from purchase payments, except for premium taxes in certain states. In addition, there are deductions from and expenses paid out of the assets of the Trust that are described in the accompanying Prospectus of the Trust.

WITHDRAWAL CHARGES


      If you make a withdrawal from your contract during the accumulation period, a withdrawal charge (contingent deferred sales charge) may be assessed against amounts withdrawn attributable to purchase payments that have been in the contract less than three complete contract years. There is never a withdrawal charge with respect to earnings accumulated in the contract, certain other amounts available for withdrawal described below or purchase payments that have been in the contract more than three complete contract years. In no event may the total withdrawal charges exceed 6% of the amount invested. The amount of the withdrawal charge and when it is assessed are discussed below.



      Each withdrawal from the contract is allocated first to the amount available without withdrawal charges and second to "unliquidated purchase payments." In any contract year, the amount available without withdrawal charges for that year is the greater of:


      - 10% of total purchase payments (less all prior partial withdrawals in that contract year), and

      - the accumulated earnings of the contract (i.e., the excess of the contract value on the date of withdrawal over the unliquidated purchase payments).


      The amount withdrawn without withdrawal charges will be applied to a requested withdrawal, first, to withdrawals from variable account investment options and then to withdrawals from fixed account investment options beginning with those with the shortest guarantee period first and the longest guarantee period last.



      Withdrawals in excess of the amount available without withdrawal charges may be subject to withdrawal charges. A withdrawal charge will be assessed against purchase payments liquidated that have been in the contract for less than seven years. Purchase payments will be liquidated on a first-in first-out basis. On any withdrawal request, we will liquidate purchase payments equal to the amount of the withdrawal request which exceeds the amount available without withdrawal charges in the order such purchase payments were made: the oldest unliquidated purchase payment first, the next purchase payment second, etc. until all purchase payments have been liquidated.

      Each purchase payment or portion thereof liquidated in connection with a withdrawal request is subject to a withdrawal charge based on the length of time the purchase payment has been in the contract. The amount of the withdrawal charge is calculated by multiplying the amount of the purchase payment being liquidated by the applicable withdrawal charge percentage obtained from the table below.


         NUMBER OF COMPLETE YEARS
       PURCHASE PAYMENT IN CONTRACT                 WITHDRAWAL CHARGE PERCENTAGE
--------------------------------------------------------------------------------
                     0                                           6%
                     1                                           5%
                     2                                           4%
                     3+                                          0%

      The total withdrawal charge will be the sum of the withdrawal charges for the purchase payments being liquidated.

      The withdrawal charge is deducted from the contract value remaining after the contract owner is paid the amount requested, except in the case of a complete withdrawal when it is deducted from the amount otherwise payable. In the case of a partial withdrawal, the amount requested from an investment account may not exceed the value of that investment account less any applicable withdrawal charge.

      There is generally no withdrawal charge on distributions made as a result of the death of the contract owner or, if applicable, the annuitant, and no withdrawal charges are imposed on the maturity date if the contract owner annuitizes as provided in the contract.

      The amount collected from the withdrawal charge will be used to reimburse us for the compensation paid to cover selling concessions to broker-dealers, preparation of sales literature and other expenses related to sales activity.


      For examples of calculation of the withdrawal charge, see Appendix B.


ADMINISTRATION FEE

--------------------------------------------------------------------------------
We deduct asset-based charges totaling 1.65% on an annual basis for administration, distribution and mortality and expense risks, assuming no optional rider has been elected.
--------------------------------------------------------------------------------

      A daily charge in an amount equal to 0.15% of the value of each variable investment account on an annual basis is deducted from each sub-account to reimburse us for administrative expenses. This asset based administrative charge will not be deducted from the fixed account investment option. The charge will be reflected in the contract value as a proportionate reduction in the value of each variable investment account. Even though administrative expenses may increase, we guarantee that we will not increase the amount of the administration fees.

DISTRIBUTION FEE

      A daily fee in an amount equal to 0.25% of the value of each variable investment account on an annual basis is deducted from each sub-account as a distribution fee. The fee is designed to compensate us for a portion of the expenses we incur in selling the contracts.

MORTALITY AND EXPENSE RISKS CHARGE

      The mortality risk we assume is the risk that annuitants may live for a longer period of time than we estimate. We assume this mortality risk by virtue of annuity benefit payment rates incorporated into the contract which cannot be changed. This assures each annuitant that his or her longevity will not have an adverse effect on the amount of annuity benefit payments. We also assume mortality risks in connection with our guarantee that, if the contract owner dies during the accumulation period, we will pay a death benefit. (See "Death Benefit During Accumulation Period") The expense risk we assume is the risk that the administration charges, distribution charge, or withdrawal charge may be insufficient to cover actual expenses.

      To compensate us for assuming these risks, we deduct from each of the sub-accounts a daily charge in an amount equal to 1.25% of the value of the variable investment accounts on an annual basis. The rate of the mortality and expense risks charge cannot be increased. If the charge is insufficient to cover the actual cost of the mortality and expense risks assumed, we will bear the loss. Conversely, if the charge proves more than sufficient, the excess will be profit to us and will be available for any proper corporate purpose including, among other things, payment of distribution expenses. On the Period Certain Only Annuity Option, if you elect benefits payable on a variable basis, the mortality and expense risks charge is assessed although we bear only the expense risk and not any mortality risk. The mortality and expense risks charge is not assessed against the fixed account investment option.


TAXES

--------------------------------------------------------------------------------
We will charge you for state premium taxes to the extent we incur them and reserve the right to charge you for new taxes we may incur.
--------------------------------------------------------------------------------

We reserve the right to charge, or provide for, certain taxes against purchase payments, contract values or annuity payments. Such taxes may include premium taxes or other taxes levied by any government entity which we determine to have resulted from our:

      -     establishment or maintenance of the Variable Account,

      -     receipt of purchase payments,

      -     issuance of the contacts, or

      -     commencement or continuance of annuity payments under the contracts.


The State of New York does not currently assess a premium tax. In the event New York does impose a premium tax, we reserve the right to pass-through such tax to contract owners. For a discussion of premium taxes which may be applicable to non-New York residents, see "STATE PREMIUM TAXES" in the Statement of Additional Information. Premium taxes which may be applicable to non-New York residents range between 0% to 3.50%. In addition, we will withhold taxes to the extent required by applicable law.





                               FEDERAL TAX MATTERS

INTRODUCTION

      The following discussion of the Federal income tax treatment of the contract is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. The Federal income tax treatment of an annuity contract is unclear in certain circumstances, and you should consult a qualified tax advisor with regard to the application of the law to your circumstances. This discussion is based on the Code, IRS regulations, and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the Treasury Department, and judicial decisions.

      This discussion does not address state or local tax consequences associated with the purchase of a contract. IN ADDITION, WE MAKE NO GUARANTEE REGARDING ANY TAX TREATMENT -- FEDERAL, STATE, OR LOCAL -- OF ANY CONTRACT OR OF ANY TRANSACTION INVOLVING A CONTRACT.

OUR TAX STATUS

      We are taxed as a life insurance company. Because the operations of the Variable Account are a part of, and are taxed with, our operations, the Variable Account is not separately taxed as a "regulated investment company" under the Code. Under existing Federal income tax laws, we are not taxed on the investment income and capital gains of the Variable Account, but the operations of the Variable Account may reduce our Federal income taxes. For example, we may be eligible for certain tax credits or deductions relating to foreign taxes paid and dividends received by Trust portfolios. Our use of these tax credits and deductions will not adversely affect or benefit the Variable Account. We do not anticipate that we will be taxed on the income and gains of the Variable Account in the future, but if we are, we may impose a corresponding charge against the Variable Account.

TAXATION OF ANNUITIES IN GENERAL


TAX DEFERRAL DURING ACCUMULATION PERIOD


--------------------------------------------------------------------------------
Gains inside the contract are usually tax-deferred until you make a withdrawal, the annuitant starts receiving annuity benefit payments, or the beneficiary receives a death benefit payment.
--------------------------------------------------------------------------------




      Under existing provisions of the Code, except as described below, any increase in the contract value is generally not taxable to the contract owner or annuitant until received, either in the form of annuity payments, or in some other form of distribution. Certain requirements must be satisfied in order for this general rule to apply, including:

            the contract must be owned by an individual (or treated as owned by an individual),

            the investments of the Variable Account must be "adequately diversified" in accordance with IRS regulations,

      - we, rather than the contract owner, must be considered the owner of the assets of the Variable Account for federal tax purposes, and

      - the contract must provide for appropriate amortization, through annuity benefit payments, of the contract's purchase payments and earnings, e.g., the pay-out period must not begin near the end of the annuitant's life expectancy.

      NON-NATURAL OWNERS. As a general rule, deferred annuity contracts held by "non-natural persons" (such as a corporation, trust or other similar entity) are not treated as annuity contracts for Federal income tax purposes. The investment income on such contracts is taxed as ordinary income that is received or accrued by the owner of the contract during the taxable year. There are several exceptions to this general rule for non-natural contract owners. First, contracts will generally be treated as held by a natural person if the nominal owner is a trust or other entity which holds the contract as an agent for a natural person. This special exception will not apply, however, in the case of any employer who is the nominal owner of an annuity contract under a non-qualified deferred compensation arrangement for its employees.

      Exceptions to the general rule for non-natural contract owners will also apply with respect to:

      - contracts acquired by an estate of a decedent by reason of the death of the decedent,

      -     certain qualified contracts,

      - certain contracts purchased by employers upon the termination of certain qualified plans,

      - certain contracts used in connection with structured settlement agreements, and

      - contracts purchased with a single premium when the annuity starting date (as defined in the tax law) is no later than a year from purchase of the annuity and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.

      LOSS OF INTEREST DEDUCTION WHERE CONTRACTS ARE HELD BY OR FOR THE BENEFIT OF CERTAIN NON-NATURAL PERSONS. In the case of contracts issued after June 8, 1997 to a non-natural taxpayer (such as a corporation or a trust), or held for the benefit of such an entity, a portion of otherwise deductible interest may not be deductible by the entity, regardless of whether the interest relates to debt used to purchase or carry the contract. However, this interest deduction disallowance does not affect a contract if the income on the contract is treated as ordinary income that is received or accrued by the owner during the taxable year. Entities that are considering purchasing the contract, or entities that will be beneficiaries under a contract, should consult a tax advisor.

      DIVERSIFICATION REQUIREMENTS. For a contract to be treated as an annuity for Federal income tax purposes, the investments of the Variable Account must be "adequately diversified" in accordance with Treasury Department Regulations. The Secretary of the Treasury has issued regulations which prescribe standards for determining whether the investments of the Variable Account are "adequately diversified." If the Variable Account failed to comply with these diversification standards, a contract would not be treated as an annuity contract for Federal income tax purposes and the contract owner would generally be taxable currently on the excess of the contract value over the premiums paid for the contract.

      Although we do not control the investments of the Trust, we expect that the Trust will comply with such regulations so that the Variable Account will be considered "adequately diversified."

      OWNERSHIP TREATMENT. In certain circumstances, a variable annuity contract owner may be considered the owner, for Federal income tax purposes, of the assets of the insurance company separate account used to support his or her contract. In those circumstances, income and gains from such separate account assets would be includible in the contract owner's gross income. The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the owner possesses "incidents of ownership" in those assets, such as the ability to exercise investment control over the assets. In addition, the Treasury Department announced, in connection with the issuance of regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued in the form of regulations or rulings on the "extent to which Policyholders may direct their investments to particular sub-accounts of a separate account without being treated as owners of the underlying assets." As of the date of this Prospectus, no such guidance has been issued.

      The ownership rights under this contract are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that contract owners were not owners of separate account assets. For example, the owner of this contract has the choice of many more investment options to which to allocate premiums and contract values, and may be able to transfer among investment options more frequently than in such rulings. THESE DIFFERENCES COULD RESULT IN THE CONTRACT OWNER BEING TREATED AS THE OWNER OF THE ASSETS OF THE VARIABLE ACCOUNT AND THUS SUBJECT TO CURRENT TAXATION ON THE INCOME AND GAINS FROM THOSE ASSETS. In addition, we do not know what standards will be set forth in the regulations or rulings which the Treasury Department has stated it expects to issue. We therefore reserve the right to modify the contract as necessary to attempt to prevent contract owners from being considered the owners of the assets of the Variable Account.

      DELAYED PAY-OUT PERIODS. If the contract's pay-out period commences (or is scheduled to commence) at a time when the annuitant has reached an advanced age, (e.g., past age 85), it is possible that the contract would not be treated as an annuity for Federal income tax purposes. In that event, the income and gains under the contract could be currently includible in the owner's income.

      The remainder of this discussion assumes that the contract will be treated as an annuity contract for Federal income tax purposes and that we will be treated as the owner of the Variable Account assets.

TAXATION OF PARTIAL AND FULL WITHDRAWALS

      In the case of a partial withdrawal, amounts received are includible in income to the extent the contract value before the withdrawal exceeds the "INVESTMENT IN THE CONTRACT." In the case of a full withdrawal, amounts received are includible in income to the extent they exceed the investment in the contract. For these purposes the investment in the contract at any time equals the total of the purchase payments made under the contract to that time (to the extent such payments were neither deductible when made nor excludible from income as, for example, in the case of certain employer contributions to qualified contracts) less any amounts previously received from the contract which were not included in income.

      Other than in the case of certain qualified contracts, any amount received as a loan under a contract, and any assignment or pledge (or agreement to assign or pledge) any portion of the contract value, is treated as a withdrawal of such amount or portion. (Loans, assignments and pledges are permitted only in limited circumstances under qualified contracts.) The investment in the contract is increased by the amount includible in income with respect to such assignment or pledge, though it is not affected by any other aspect of the assignment or pledge (including its release). If an individual transfers his or her interest in an annuity contract without adequate consideration to a person other than the owner's spouse (or to a former spouse incident to divorce), the owner will be taxed on the difference between the contract value and the investment in the contract at the time of transfer. In such a case, the transferee's investment in the contract will be increased to reflect the increase in the transferor's income.

      The contract provides a death benefit and two optional death benefits, each of which in certain circumstances may exceed the greater of the purchase payments and the contract value. As described elsewhere in this Prospectus, we impose certain charges with respect to the death benefit. It is possible that those charges (or some portion thereof) could be treated for Federal income tax purposes as a partial withdrawal from the contract.

      There may be special income tax issues present in situations where the owner and the annuitant are not the same person and are not married to one another. A tax advisor should be consulted in those situations.

TAXATION OF ANNUITY BENEFIT PAYMENTS

--------------------------------------------------------------------------------
A portion of each annuity payment is usually taxable as ordinary income.
--------------------------------------------------------------------------------

      Normally, a portion of each annuity benefit payment is taxable as ordinary income. The taxable portion of an annuity benefit payment is equal to the excess of the payment over the "EXCLUSION AMOUNT." In the case of variable annuity payments, the exclusion amount is the investment in the contract (defined above) allocated to the variable annuity option, adjusted for any period certain or refund feature, when payments begin to be made divided by the number of payments expected to be made (determined by IRS regulations which take into account the annuitant's life expectancy and the form of annuity benefit selected). In the case of fixed annuity payments, the exclusion amount is the amount determined by multiplying the payment by the ratio of (a) to (b), where:

      (a) is the investment in the contract allocated to the fixed annuity option (adjusted for any period certain or refund feature) and


      (b) is the total expected value of fixed annuity payments for the term of the contract (determined under IRS regulations).

A simplified method of determining the taxable portion of annuity payments applies to contracts issued in connection with certain qualified plans other than IRAs.

      Once the total amount of the investment in the contract is excluded using these ratios, annuity payments will be fully taxable. If annuity payments cease because of the death of the annuitant and before the total amount of the investment in the contract is recovered, the unrecovered amount generally will be allowed as a deduction to the annuitant in his or her last taxable year.

TAXATION OF DEATH BENEFIT PROCEEDS

      Amounts may be distributed from a contract because of the death of an owner or the annuitant. During the accumulation period, death benefit proceeds are includible in income as follows:

      - if distributed in a lump sum, they are taxed in the same manner as a full withdrawal, as described above, or

      - if distributed under an annuity option, they are taxed in the same manner as annuity payments, as described above, or

      - If distributed as a series of withdrawals over the beneficiary's life expectancy, they are taxable to the extent the contract value exceeds the "investment in the contract."

      During the pay-out period, where a guaranteed period exists under an annuity option and the annuitant dies before the end of that period, payments made to the beneficiary for the remainder of that period are includible in income as follows:

      - if received in a lump sum, they are includible in income to the extent that they exceed the unrecovered investment in the contract at that time, or

      - if distributed in accordance with the existing annuity option selected, they are fully excludable from income until the remaining investment in the contract is deemed to be recovered, and all annuity payments thereafter are fully includible in income.

PENALTY TAX ON PREMATURE DISTRIBUTIONS

--------------------------------------------------------------------------------
Withdrawals prior to age 59-1/2 may incur a 10% IRS penalty tax.
--------------------------------------------------------------------------------

      There is a 10% IRS penalty tax on the taxable amount of any payment from a non-qualified contract. Exceptions to this penalty tax include distributions:

      - received on or after the date on which the contract owner reaches age 59-1/2;

      - attributable to the contract owner becoming disabled (as defined in the tax law);

      - made to a beneficiary on or after the death of the contract owner or, if the contract owner is not an individual, on or after the death of the primary annuitant (as defined in the tax law);

      - made as a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the owner or for the joint lives (or joint life expectancies) of the owner and designated beneficiary (as defined in the tax law);

      - made under an annuity contract purchased with a single premium when the annuity starting date (as defined in the tax law) is no later than a year from purchase of the annuity and substantially equal periodic payments are made, not less frequently than annually, during the annuity period; or

      - made with respect to certain annuities issued in connection with structured settlement agreements.

A similar penalty tax, applicable to distributions from certain qualified contracts, is discussed below.

AGGREGATION OF CONTRACTS

      In certain circumstances, the amount of an annuity payment or a withdrawal from a contract that is includible in income may be determined by combining some or all of the non-qualified contracts owned by an individual. For example, if a person purchases a contract offered by this Prospectus and also purchases at approximately the same time an immediate annuity, the IRS may treat the two contracts as one contract. Similarly, if a person transfers part of his interest in one annuity contract to purchase another annuity contract, the IRS might treat the two contracts as one contract. In addition, if a person purchases two or more deferred annuity contracts from the same insurance company (or its affiliates) during any calendar year, all such contracts will be treated as one contract. The effects of such aggregation are not clear; however, it could affect the amount of a withdrawal or an annuity payment that is taxable and the amount which might be subject to the penalty tax described above.

QUALIFIED RETIREMENT PLANS

--------------------------------------------------------------------------------
Special tax provisions apply to qualified plans. Consult your tax advisor prior to using the contract with a qualified plan.
--------------------------------------------------------------------------------


      The contracts are also available for use in connection with certain types of retirement plans, including IRAs, which receive favorable treatment under the Code ("QUALIFIED PLANS"). Numerous special tax rules apply to the participants in qualified plans and to the contracts used in connection with qualified plans. Therefore, no attempt is made in this Prospectus to provide more than general information about use of the contract with the various types of qualified plans. Brief descriptions of various types of qualified plans in connection with which we may issue a contract are contained in Appendix C to this Prospectus. Appendix C also discusses certain potential tax consequences associated with the use of the contract with certain qualified plans, including IRAs, which should be considered by a purchaser. If you intend to use the contract in connection with a qualified plan you should consult a tax advisor.


      The tax rules applicable to qualified plans vary according to the type of plan and the terms and conditions of the plan itself. For example, for both withdrawals and annuity payments under certain qualified contracts, there may be no "investment in the contract" and the total amount received may be taxable. Also, loans from qualified contracts, where allowed, are subject to a variety of limitations, including restrictions as to the amount that may be borrowed, the duration of the loan, and the manner in which the loan must be repaid. (You should always consult your tax advisor and retirement plan fiduciary prior to exercising your loan privileges.)

Both the amount of the contribution that may be made, and the tax deduction or exclusion that you may claim for that contribution, are limited under qualified plans.

      If the contract is used in connection with a qualified plan, the owner and annuitant must be the same individual. If a co-annuitant is named, all distributions made while the annuitant is alive must be made to the annuitant. Also, if a co-annuitant is named who is not the annuitant's spouse, the annuity options which are available may be limited, depending on the difference in ages between the annuitant and co-annuitant. Additionally, for contracts issued in connection with qualified plans subject to the Employee Retirement Income Security Act, the spouse or ex-spouse of the owner will have rights in the contract. In such a case, the owner may need the consent of the spouse or ex-spouse to change annuity options or make a withdrawal from the contract.


      In addition, special rules apply to the time at which distributions to the owner and beneficiaries must commence and the form in which the distributions must be paid. These special rules may also require the length of any guarantee period to be limited. These minimum distribution requirements may affect your ability to use GRIP in connection with certain qualified plans, including IRAs. They also affect the restrictions that may be imposed by the owner on the timing and manner of payment of death benefits to the owner's designated beneficiaries or the period of time over which a designated beneficiary may extend payment of the death benefits under the contract. Failure to comply with minimum distribution requirements applicable to qualified plans will result in the imposition of an excise tax. This excise tax generally equals 50% of the amount by which a minimum required distribution exceeds the actual distribution from the qualified plan. In the case of IRAs (other than Roth IRAs), distributions of minimum amounts (as specified in the tax law) to the owner must generally commence by April 1 of the calendar year following the calendar year in which the owner attains age 70-1/2. In the case of certain other qualified plans, such distributions of such minimum amounts must generally commence by the later of this date or April 1 of the calendar year following the calendar year in which the employee retires. Distributions made under certain qualified plans, including IRAs, after the owner's death must also comply with the minimum distribution requirements, and different rules governing the timing and the manner of payments apply, depending on whether the designated beneficiary is an individual, and, if so, the owner's spouse, or an individual other than the owner's spouse. If you wish to impose restrictions on the timing and manner of payment of death benefits to your designated beneficiaries or if your beneficiary wishes to extend over a period of time the payment of the death benefits under your contract, please consult a tax advisor.


      There is also a 10% IRS penalty tax on the taxable amount of any payment from certain qualified contracts (but not Section 457 plans). (The amount of the penalty tax is 25% of the taxable amount of any payment received from a "SIMPLE retirement account" during the 2-year period beginning on the date the individual first participated in any qualified salary reduction arrangement (as defined in the tax law) maintained by the individual's employer.) There are exceptions to this penalty tax which vary depending on the type of qualified plan. In the case of an "Individual Retirement Annuity" or an "IRA," including a "SIMPLE IRA," exceptions provide that the penalty tax does not apply to a payment:

      - received on or after the date on which the contract owner reaches age 59-1/2,

      - received on or after the owner's death or because of the owner's disability (as defined in the tax law), or

      - made as a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the owner or for the joint lives (or joint life expectancies) of the owner and designated beneficiary (as defined in the tax law).

These exceptions, as well as certain others not described herein, generally apply to taxable distributions from other qualified plans (although, in the case of plans qualified under Sections 401 and 403, the exception for substantially equal periodic payments applies only if the owner has separated from service). In addition, the penalty tax does not apply to certain distributions from IRAs taken after December 31, 1997 which are used for qualified first time home purchases or for higher education expenses. Special conditions must be met to qualify for these two exceptions to the penalty tax. If you wish to take a distribution from an IRA for these purposes, you should consult your tax advisor.

      When issued in connection with a qualified plan, a contract will be amended as generally necessary to conform to the requirements of the plan. However, the rights of any person to any benefits under qualified plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the contract. In addition, we will not be bound by terms and conditions of qualified plans to the extent those terms and conditions contradict the contract, unless we consent.

DIRECT ROLLOVERS

      If the contract is used in connection with a retirement plan that is qualified under Sections 401(a), 403(a), or 403(b) of the Code, any "ELIGIBLE ROLLOVER DISTRIBUTION" from the contract will be subject to "direct rollover" and mandatory withholding requirements. An eligible rollover distribution generally is any taxable distribution from such qualified plans, excluding certain amounts such as (i) minimum distributions required under Section 401(a)(9) of the Code, (ii) certain distributions for life, life expectancy, or for 10 years or more which are part of a "series of substantially equal periodic payments," and (iii) certain hardship withdrawals.

      Under these requirements, Federal income tax equal to 20% of the eligible rollover distribution will be withheld from the amount of the distribution. Unlike withholding on certain other amounts distributed from the contract, discussed below, the owner cannot elect out of withholding with respect to an eligible rollover distribution. However, this 20% withholding will not apply if, instead of receiving the eligible rollover distribution, the person entitled to the distribution elects to have it directly transferred to certain qualified plans. Prior to receiving an eligible rollover distribution, a notice will be provided explaining generally the direct rollover and mandatory withholding requirements and how to avoid the 20% withholding by electing a direct rollover.

LOANS

      A loan privilege is available only to owners of contracts issued in connection with Section 403(b) retirement arrangements that are not subject to Title 1 of ERISA. The requirements and limitations governing the availability of loans, including the maximum amount that a participant may take as a loan, are subject to the rules in the Code, IRS regulations, and our procedures in effect at the time a loan is made. Because the rules governing loans under section 403(b) contracts are complicated, you should consult your tax advisor before exercising the loan privilege. Failure to meet the requirements for loans may result in adverse income tax consequences to you. The loan agreement you sign will describe the restrictions and limitations applicable to the loan at the time you apply.

      Federal tax law also requires loans to be repaid in a certain manner and over a certain period of time. For example, loans generally are required to be repaid within 5 years (except in cases where the loan was used to acquire the principal residence of the plan participant), with repayments made at least quarterly and in substantially level amortized payments over the term of the loan. Interest will be charged on your loan amount. Failure to make a loan repayment when due will result in adverse tax income tax consequences to you.

      When you request a loan, we will reduce your investment in the investment accounts and transfer the amount of the loan to the "LOAN ACCOUNT," a part of our general account. You may designate the investment accounts from which the loan is to be withdrawn. Absent such a designation, the amount of the loan will be withdrawn from the investment accounts in accordance with the rules for making partial withdrawals (see "WITHDRAWALS"). When a loan is repaid, the appropriate amount of the repayment will be transferred from the loan account to the investment accounts. You may designate the investment accounts to which a repayment is to be allocated. Otherwise, the repayment will be allocated in the same manner as your purchase payments are currently being allocated.

      The amount of any unpaid loans will be deducted from the death benefit otherwise payable under the contract. In addition, loans, whether or not repaid, will have a permanent effect on the contract value because the investment results of the investment accounts will apply only to the unborrowed portion of the contract value. The longer a loan is unpaid, the greater the effect is likely to be. The effect could be favorable or unfavorable. If investment results are greater than the rate being credited on amounts held in your loan account while your loan is unpaid, your contract value will not increase as rapidly as it would have if no loan were unpaid. If investment results are below that rate, your contract value will be greater than it would have been had no loan been outstanding.

FEDERAL INCOME TAX WITHHOLDING

--------------------------------------------------------------------------------
We may be required to withhold amounts from some payments for Federal income tax payments.
--------------------------------------------------------------------------------

      We will withhold and remit to the U.S. Government a part of the taxable portion of each distribution made under a contract unless the person receiving the distribution notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld. In certain circumstances, we may be required to withhold tax. The withholding rates applicable to the taxable portion of periodic annuity payments are the same as the withholding rates generally applicable to payments of wages. In addition, the withholding rate applicable to the taxable portion of non-periodic payments (including withdrawals prior to the maturity date and rollovers from non-Roth IRAs to Roth IRAs) is 10%. As discussed above, the withholding rate applicable to eligible rollover distributions is 20%.

                                 GENERAL MATTERS

PERFORMANCE DATA

--------------------------------------------------------------------------------
We may advertise our investment performance.
--------------------------------------------------------------------------------

      Each of the sub-accounts may quote total return figures in its advertising and sales materials. PAST PERFORMANCE FIGURES ARE NOT INTENDED TO INDICATE FUTURE PERFORMANCE OF ANY SUB-ACCOUNT. The sub-accounts may advertise both "standardized" and "non-standardized" total return figures. Standardized figures will include average annual total return figures for one, five and ten years, or from the inception date of the relevant sub-account of the Variable Account (if that period since inception is shorter than one of those periods). Non-standardized total return figures also may be quoted, including figures that do not assume redemption at the end of the time period. Non-standardized figures may also include total return numbers from the inception date of the portfolio or ten years, whichever period is shorter. Where the period since inception is less than one year, the total return quoted will be the aggregate return for the period.

      Average annual total return is the average annual compounded rate of return that equates a purchase payment to the market value of that purchase payment on the last day of the period for which the return is calculated. The aggregate total return is the percentage change (not annualized) that equates a purchase payment to the market value of such purchase payment on the last day of the period for which the return is calculated. For purposes of the calculations it is assumed that an initial payment of $1,000 is made on the first day of the period for which the return is calculated. For total return figures quoted for periods prior to the commencement of the offering of the contract, standardized performance data will be the historical performance of the Trust from the date the applicable sub-account of the Variable Account first became available for investment under other contracts that we offer, adjusted to reflect current contract charges. In the case of non-standardized performance, performance figures will be the historical performance of the Trust from the inception date of the portfolio (or in the case of the Trust portfolios created in connection with the merger of Manulife Series Fund, Inc. into the Trust, the inception date of the applicable predecessor Manulife Series Fund, Inc. portfolio), adjusted to reflect current contract charges.

ASSET ALLOCATION AND TIMING SERVICES

      We are aware that certain third parties are offering asset allocation and timing services in connection with the contracts. In certain cases we have agreed to honor transfer instructions from such asset allocation and timing services where we have received powers of attorney, in a form acceptable to us, from the contract owners participating in the service. However, the contract is not designed for professional market timing organizations or other entities or persons engaging in programmed, frequent or large exchanges (collectively, "market timers") to speculate on short-term movements in the market since such activity may be disruptive to the Trust portfolios and increase their transaction costs. Therefore, in order to prevent excessive use of the exchange privilege, we reserve the right to (a) reject or restrict any specific purchase and exchange requests and (b) impose specific limitations with respect to market timers, including restricting exchanges by market timers to certain variable investment options (transfers by market timers into or out of fixed investment options is not permitted). WE DO NOT ENDORSE, APPROVE OR RECOMMEND SUCH SERVICES IN ANY WAY AND YOU SHOULD BE AWARE THAT FEES PAID FOR SUCH SERVICES ARE SEPARATE AND IN ADDITION TO FEES PAID UNDER THE CONTRACTS.




DISTRIBUTION OF CONTRACTS

--------------------------------------------------------------------------------
We pay broker-dealers to sell the contracts.
--------------------------------------------------------------------------------


      Manulife Financial Securities LLC ("Manulife Financial Securities"), a Delaware limited liability company controlled by Manulife USA, is the principal underwriter of the contracts. Manulife Financial Securities, located at 73 Tremont Street, Boston, Massachusetts 02108, is a broker-dealer registered under the Securities Exchange Act of 1934 (the "1934 Act") and a member of the National Association of Securities Dealers, Inc. (the "NASD"). We have entered in to an Underwriting and Distribution Agreement with Manulife Financial Securities where we appointed Manulife Financial Securities the principal underwriter and exclusive representative for the distribution of all insurance products and authorized Manulife Financial Securities to enter into agreements with selling broker-dealers and general agents for the distribution of the products. Sales of the contracts will be made by registered representatives of broker-dealers authorized by Manulife Financial Securities to sell the contracts. Those registered representatives will also be our licensed insurance agents.


CONTRACT OWNER INQUIRIES


      Your inquiries should be directed to our Annuity Service Office mailing address at The Manufacturers Life Insurance Company of New York, Annuity Service Office, P.O. Box 9013, Boston, Massachusetts 02205- 9013.


CONFIRMATION STATEMENTS

      You will be sent confirmation statements for certain transactions in your account. You should carefully review these statements to verify their accuracy. Any mistakes should immediately be reported to our Annuity Service Office. If you fail to notify our Annuity Service Office of any mistake within 60 days of the mailing of the confirmation statement, you will be deemed to have ratified the transaction.

LEGAL PROCEEDINGS


      There are no legal proceedings to which the Variable Account is a party or to which the assets of the Variable Account are subject. Neither we nor Manulife Financial Securities are involved in any litigation that is of material importance to either, or that relates to the Variable Account.


VOTING INTEREST

      As stated above under "The Trust" we will vote shares of the Trust portfolios held in the Variable Account at shareholder meetings according to voting instructions received from the persons having the voting interest under the contracts.

      Accumulation Period. During the accumulation period, the contract owner has the voting interest under a contract. The number of votes for each portfolio for which voting instructions may be given is determined by dividing the value of the investment account corresponding to the sub-account in which such portfolio shares are held by the net asset value per share of that portfolio.

      Pay-out Period. During the pay-out period, the annuitant has the voting interest under a contract. The number of votes as to each portfolio for which voting instructions may be given is determined by dividing the reserve for the contract allocated to the sub-account in which such portfolio shares are held by the net asset value per share of that portfolio.

      Generally, the number of votes tends to decrease as annuity payments progress since the amount of reserves attributable to a contract will usually decrease after commencement of annuity payments. We will determine the number of portfolio shares for which voting instructions may be given not more than 90 days prior to the meeting.

REINSURANCE ARRANGEMENTS


      We utilize reinsurance as part of our risk management program. Under any reinsurance agreement, we remain liable for the contractual obligations of the contracts' guaranteed benefits and the reinsurer(s) agree to reimburse us for certain amounts and obligations in connection with the risks covered in the reinsurance agreements. The reinsurer's contractual liability runs solely to us, and no contract owner shall have any right of action against any reinsurer. In evaluating reinsurers, we consider the financial and claims paying ability ratings of the reinsurer. Our philosophy is to minimize incidental credit risk. We do so by engaging in secure types of reinsurance transactions with high quality reinsurers and diversifying reinsurance counterparties to limit concentrations.

                                   APPENDIX A

                                  SPECIAL TERMS

      The following terms as used in this Prospectus have the indicated meanings:

      ACCUMULATION UNIT - A unit of measure that is used to calculate the value of the variable portion of the contract before the maturity date.

      ACCUMULATION PERIOD - The period between the issue date of the contract and the maturity date of the contract. During this period, purchase payments are typically made to the contract by the owner.

      ANNUITANT - Any natural person or persons to whom annuity payments are made and whose life is used to determine the duration of annuity payments involving life contingencies. If the contract owner names more than one person as an "annuitant," the second person named shall be referred to as "co-annuitant." The "annuitant" and "co-annuitant" will be referred to collectively as "annuitant." The "annuitant" is as designated on the contract or certificate specification page, unless changed.


      ANNUITY OPTION - The method selected by the contract owner (or as specified in the contract if no selection is made) for annuity payments made by us.



      ANNUITY SERVICE OFFICE - The mailing address of the service office is P.O. Box 9013, Boston, Massachusetts 02205-9013.


      ANNUITY UNIT - A unit of measure that is used after the maturity date to calculate variable annuity payments.

      BENEFICIARY - The person, persons or entity entitled to the death benefit under the contract upon the death of a contract owner or, in certain circumstances, an annuitant. The beneficiary is as specified in the contract or certificate specifications page, unless changed. If there is a surviving contract owner, that person will be deemed the beneficiary.

      CERTIFICATE - The document issued to each owner which summarizes the rights and benefits of the owner under the contract.

      CONTINGENT BENEFICIARY - The person, persons or entity to become the beneficiary if the beneficiary is not alive. The contingent beneficiary is as specified in the application, unless changed.

      CONTRACT ANNIVERSARY - In the case of an individual annuity contract, the anniversary of the contract date. For a group contract, the anniversary of the date of issue of a certificate under the contract.


      CONTRACT DATE - The date of issue of the contract.


      CONTRACT VALUE - The total of the investment account values and, if applicable, any amount in the loan account attributable to the contract.

      CONTRACT YEAR - The period of twelve consecutive months beginning on the contract date or any anniversary thereof.

      DEBT - Any amounts in the loan account attributable to the contract plus any accrued loan interest. The loan provision is applicable to certain qualified contracts only.

      DUE PROOF OF DEATH - Due Proof of Death is required upon the death of the contract owner or annuitant, as applicable. One of the following must be received at the Annuity Service Office within one year of the date of death:

(a)   A certified copy of a death certificate;

(b) A certified copy of a decree of a court of competent jurisdiction as to the finding of death; or

(c)   Any other proof satisfactory to us.


Death benefits will be paid within 7 days of receipt of due proof of death and all required claim forms at the our Annuity Service Office.


      FIXED ANNUITY - An annuity option with payments which are predetermined and guaranteed as to dollar amount.


      GENERAL ACCOUNT - All the assets of the Manulife New York other than assets in separate accounts.



      INVESTMENT ACCOUNT - An account established by us which represents a contract owner's interest in an investment option prior to the maturity date.


      INVESTMENT ACCOUNT VALUE - The value of a contract owner's investment in an investment account.

      INVESTMENT OPTIONS - The investment choices available to contract owners.

      LOAN ACCOUNT - The portion of the general account that is used for collateral when a loan is taken.

      MATURITY DATE - The date on which annuity benefits commence. The maturity date is the date specified on the contract or certificate specifications page and is generally the first day of the month following the later of the annuitant's 85th birthday or the tenth contract anniversary, unless changed.

      NET PURCHASE PAYMENT - The purchase payment less the amount of premium tax.

      NON-QUALIFIED CERTIFICATES - Certificates issued under non-qualified Contracts.

      NON-QUALIFIED CONTRACTS - Contracts which are not issued under qualified plans.


      OWNER OR CONTRACT OWNER - The person, persons (co-owner) or entity entitled to all of the ownership rights under the contract. The owner has the legal right to make all changes in contractual designations where specifically permitted by the contract. The owner is as specified in the contract or certificate specifications page, unless changed.


      PAY-OUT PERIOD - The pay-out period is the period when we make annuity benefit payments to you.


      PORTFOLIO - A separate investment portfolio of the Trust, a mutual fund in which the Variable Account invests, or of any successor or additional mutual funds.



      PURCHASE PAYMENT - An amount paid to us by a contract owner as consideration for the benefits provided by the contract.


      QUALIFIED CONTRACTS - Contracts issued under qualified plans.


      QUALIFIED PLANS - Retirement plans which receive favorable tax treatment under Section 401, 403, 408 or 408A of the Internal Revenue Code of 1986, as amended.



      SEPARATE ACCOUNT - A segregated account of Manulife New York that is not commingled with the Manulife New York's general assets and obligations.


      SUB-ACCOUNT(S) - One or more of the sub-accounts of the Variable Account. Each sub-account is invested in shares of a different portfolio.

      VALUATION DATE - Any date on which the New York Stock Exchange is open for business and the net asset value of a portfolio is determined.

      VALUATION PERIOD - Any period from one valuation date to the next, measured from the time on each such date that the net asset value of each portfolio is determined.

      VARIABLE ACCOUNT - The Variable Account, which is a separate account of Manulife New York.

      VARIABLE ANNUITY - An annuity option with payments which: (1) are not predetermined or guaranteed as to dollar amount, and (2) vary in relation to the investment experience of one or more specified sub-accounts.

                                   APPENDIX B

EXAMPLES OF CALCULATION OF WITHDRAWAL CHARGE

EXAMPLE 1 - Assume a single payment of $50,000 is made into the contract, no transfers are made, no additional payments are made and there are no partial withdrawals. The table below illustrates four examples of the withdrawal charges that would be imposed if the contract is completely withdrawn, based on hypothetical contract values.


    CONTRACT      HYPOTHETICAL         FREE                               WITHDRAWAL
      YEAR          CONTRACT        WITHDRAWAL        PAYMENTS             CHARGE
                     VALUE            AMOUNT         LIQUIDATED      ------------------
                                                                     PERCENT     AMOUNT
---------------------------------------------------------------------------------------
       1             55,000           5,000 (a)        50,000          6%         3,000
       2             50,500           5,000 (b)        45,500          5%         2,275
       3             60,000          10,000 (c)        50,000          4%         2,000
       4             70,000          20,000 (d)        50,000          0%             0

----------

(a) During any contract year the free withdrawal amount is the greater of accumulated earnings, or 10% of the total payments made under the contract less any prior partial withdrawals in that contract year. In the first contract year the earnings under the contract and 10% of payments both equal $5,000. Consequently, on total withdrawal $5,000 is withdrawn free of the withdrawal charge, the entire $50,000 payment is liquidated and the withdrawal charge is assessed against such liquidated payment (contract value less free withdrawal amount).

(b) In the example for the second contract year, the accumulated earnings of $500 is less than 10% of payments, therefore the free withdrawal amount is equal to 10% of payments ($50,000 X 10% = $5,000) and the withdrawal charge is only applied to payments liquidated (contract value less free withdrawal amount).

(c) In the example for the third contract year, the accumulated earnings of $10,000 is greater than 10% of payments ($5,000), therefore the free withdrawal amount is equal to the accumulated earnings of $10,000 and the withdrawal charge is applied to the payments liquidated (contract value less free withdrawal amount).

(d) There is no withdrawal charge on any payments liquidated that have been in the contract for at least 3 years.

EXAMPLE 2 - Assume a single payment of $50,000 is made into the contract, no transfers are made, no additional payments are made and there are a series of four partial withdrawals made during the second contract year of $2,000, $5,000, $7,000, and $8,000.

     HYPOTHETICAL       PARTIAL          FREE                             WITHDRAWAL
       CONTRACT       WITHDRAWAL      WITHDRAWAL       PAYMENTS             CHARGE
        VALUE          REQUESTED        AMOUNT        LIQUIDATED     ------------------
                                                                     PERCENT     AMOUNT
---------------------------------------------------------------------------------------
        65,000           2,000        15,000 (a)            0           5%           0
        49,000           5,000         3,000 (b)        2,000           5%         100
        52,000           7,000         4,000 (c)        3,000           5%         150
        44,000           8,000             0 (d)        8,000           5%         400

----------

(a) The free withdrawal amount during any contract year is the greater of the contract value less the unliquidated payments (accumulated earnings), or 10% of payments less 100% of all prior withdrawals in that contract year. For the first example, accumulated earnings of $15,000 is the free withdrawal amount since it is greater than 10% of payments less prior withdrawals ($5,000 - 0). The amount requested ($2,000) is less than the free withdrawal amount so no payments are liquidated and no withdrawal charge applies.

(b) The contract has negative accumulated earnings ($49,000 - $50,000), so the free withdrawal amount is limited to 10% of payments less all prior withdrawals. Since $2,000 has already been withdrawn in the current contract year, the remaining free withdrawal amount during the third contract year is $3,000. The $5,000 partial withdrawal will consist of $3,000 free of withdrawal charge, and the remaining $2,000 will be subject to a withdrawal charge and result in payments being liquidated. The remaining unliquidated payments are $48,000.

(c) The contract has increased in value to $52,000. The unliquidated payments are $48,000 so the accumulated earnings are $4,000, which is greater than 10% of payments less prior withdrawals ($5,000 - $2,000 - $5,000 < 0). Hence the free withdrawal amount is $4,000. Therefore, $3,000 of the $7,000 partial withdrawal will be subject to a withdrawal charge and result in payments being liquidated. The remaining unliquidated payments are $45,000.

(d) The free withdrawal amount is zero since the contract has negative accumulated earnings ($44,000 - $45,000) and the full 10% of payments ($5,000) has already been withdrawn. The full amount of $8,000 will result in payments being liquidated subject to a withdrawal charge. At the beginning of the next contract year the full 10% of payments would be available again for withdrawal requests during that year.

                                   APPENDIX C

                              QUALIFIED PLAN TYPES

      Set forth below are brief descriptions of the types of qualified plans in connection with which we will issue contracts. Certain potential tax consequences associated with use of the contract in connection with qualified plans are also described. This discussion is based on the Code, IRS regulations, and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the Treasury Department and judicial decisions. Persons intending to use the contract in connection with qualified plans should consult their tax advisor.

            INDIVIDUAL RETIREMENT ANNUITIES. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" or "IRA." IRAs are subject to limits on the amounts that may be contributed and deducted, the persons who may be eligible and on the time when distributions may commence. Also, distributions from certain other types of qualified retirement plans may be "rolled over" on a tax-deferred basis into an IRA. The contract may not, however, be used in connection with an "Education IRA" under Section 530 of the Code.

            IRAs generally may not provide life insurance coverage, but they may provide a death benefit that equals the greater of the premiums paid and the contract value. The contract provides death benefit options that in certain circumstances may exceed the greater of the purchase payments and the contract value. It is possible that the contract's death benefit could be viewed as providing life insurance coverage with the result that the contract would not be viewed as satisfying the requirements of an IRA. This could result in adverse tax consequences to the Owner.

            SIMPLIFIED EMPLOYEE PENSIONS (SEP-IRAS). Section 408(k) of the Code allows employers to establish simplified employee pension plans for their employees, using the employees' IRAs for such purposes, if certain criteria are met. Under these plans the employer may, within specified limits, make deductible contributions on behalf of the employees to IRAs. As discussed above (see "Individual Retirement Annuities"), there is some uncertainty regarding the treatment of the contract's death benefit for purposes of the tax rules governing IRAs (which would include SEP-IRAs).

            SIMPLE IRAS. Section 408(p) of the Code permits certain small employers to establish "SIMPLE retirement accounts," including SIMPLE IRAs, for their employees. Under SIMPLE IRAs, certain deductible contributions are made by both employees and employers. SIMPLE IRAs are subject to various requirements, including limits on the amounts that may be contributed, the persons who may be eligible, and the time when distributions may commence. As discussed above (see Individual Retirement Annuities), there is some uncertainty regarding the proper characterization of the contract's death benefit for purposes of the tax rules governing IRAs (which would include SIMPLE IRAs). Employers intending to use the contract in connection with such plans should seek competent advice.

            ROTH IRAS. Section 408A of the Code permits eligible individuals to contribute to a type of IRA known as a "Roth IRA." Roth IRAs are generally subject to the same rules as non-Roth IRAs, but differ in certain respects.

      Among the differences are that contributions to a Roth IRA are not deductible and "qualified distributions" from a Roth IRA are excluded from income. A qualified distribution is a distribution that satisfies two requirements. First, the distribution must be made in a taxable year that is at least five years after the first taxable year for which a contribution to any Roth IRA established for the owner was made. Second, the distribution must be:

      -     made after the owner attains age 59-1/2;

      -     made after the owner's death;

      -     attributable to the owner being disabled; or

      -     a qualified first-time homebuyer distribution within the meaning of
            Section 72(t)(2)(F) of the Code.

      In addition, distributions from Roth IRAs need not commence when the owner attains age 70-1/2 . A Roth IRA may accept a "qualified rollover contribution" from a non-Roth IRA, but a Roth IRA may not accept rollover contributions from other qualified plans.

      As described above (see "Individual Retirement Annuities"), there is some uncertainty regarding the proper characterization of the contract's death benefit for purposes of the tax rules governing IRAs (which include Roth IRAs). Also, the state tax treatment of a Roth IRA may differ from the Federal income tax treatment of a Roth IRA. If you intend to use the contract in connection with a Roth IRA, you should seek competent tax advice.

            CORPORATE AND SELF-EMPLOYED ("H.R. 10" AND "KEOGH") PENSION AND PROFIT-SHARING PLANS. Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of tax-favored retirement plans for employees. The Self-Employed Individuals' Tax Retirement Act of 1962, as amended, commonly referred to as "H.R. 10" or "Keogh," permits self-employed individuals also to establish such tax-favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of the contracts in order to provide benefits under the plans. The contract provides death benefit options that in certain circumstances may exceed the greater of the purchase payments and the contract value. It is possible that the IRS could characterize the death benefit as an "incidental death benefit." There are limitations on the amount of incidental benefits that may be provided under pension and profit sharing plans. In addition, the provision of such benefits may result in current taxable income to participants. Employers intending to use the contract in connection with such plans should seek competent advice.

            TAX-SHELTERED ANNUITIES. Section 403(b) of the Code permits public school employees and employees of certain types of charitable, educational and scientific organizations specified in Section 501(c)(3) of the Code to have their employers purchase annuity contracts for them and, subject to certain limitations, to exclude the amount of purchase payments from gross income for tax purposes. These annuity contracts are commonly referred to as "tax-sheltered annuities." Purchasers of the contracts for such purposes should seek competent advice as to eligibility, limitations on permissible amounts of purchase payments and other tax consequences associated with the contracts. In particular, purchasers should consider that the contract provides death benefit options that in certain circumstances may exceed the greater of the purchase payments and the contract value. It is possible that the IRS could characterize the death benefit as an "incidental death benefit." If so, the contract owner could be deemed to receive currently taxable income. In addition, there are limitations on the amount of incidental benefits that may be provided under a tax-sheltered annuity.

      Tax-sheltered annuity contracts must contain restrictions on withdrawals of:

            - contributions made pursuant to a salary reduction agreement in years beginning after December 31, 1988,

            -     earnings on those contributions, and

            - earnings after 1988 on amounts attributable to salary reduction contributions (and earnings on those contributions) held as of the last day of the year beginning before January 1, 1989.

These amounts can be paid only if the employee has reached age 59-1/2, separated from service, died, or become disabled (within the meaning of the tax law), or in the case of hardship (within the meaning of the tax law). Amounts permitted to be distributed in the event of hardship are limited to actual contributions; earnings thereon cannot be distributed on account of hardship. Amounts subject to the withdrawal restrictions applicable to Section 403(b)(7) custodial accounts may be subject to more stringent restrictions. (These limitations on withdrawals do not apply to the extent we are directed to transfer some or all of the contract value to the issuer of another tax-sheltered annuity or into a
Section 403(b)(7) custodial account.)

                                     PART B



                           INFORMATION REQUIRED IN A

                      STATEMENT OF ADDITIONAL INFORMATION

                       STATEMENT OF ADDITIONAL INFORMATION


                    THE MANUFACTURERS LIFE INSURANCE COMPANY
                         OF NEW YORK SEPARATE ACCOUNT A



                                       OF



                    THE MANUFACTURERS LIFE INSURANCE COMPANY
                                   OF NEW YORK




                       FLEXIBLE PURCHASE PAYMENT DEFERRED
                 COMBINATION FIXED AND VARIABLE ANNUITY CONTRACT
                                NON-PARTICIPATING





      This Statement of Additional Information is not a Prospectus. It contains information in addition to that described in the Prospectus and should be read in conjunction with the Prospectus dated the same date as this Statement of Additional Information. The Prospectus may be obtained by writing The Manufacturers Life Insurance Company of New York at the mailing address of the Annuity Service Office, P.O. Box 9013, Boston, Massachusetts 02205-9013 or telephoning(877) 391-3748.




     The date of this Statement of Additional Information is_________, 2002





              The Manufacturers Life Insurance Company of New York
                             100 Summitt Lake Drive
                                  Second Floor
                            Valhalla, New York 10595
                                 (877) 391-3748

                       STATEMENT OF ADDITIONAL INFORMATION

                                TABLE OF CONTENTS



General Information and History..........................................
Performance Data.........................................................
 Services
        Independent Auditors.............................................
        Servicing Agent..................................................
        Principal Underwriter............................................
Audited Financial Statements.............................................

                         GENERAL INFORMATION AND HISTORY


      The Manufacturers Life Insurance Company of New York Separate Account A (the "VARIABLE ACCOUNT") is a separate investment account of The Manufacturers Life Insurance Company of New York ("WE" or "US"), a stock life insurance company organized under the laws of New York in 1992. Prior to October 1, 1997, we were known as First North American Life Assurance Company. We are a wholly-owned subsidiary of the Manufacturers Life Insurance Company (U.S.A.) ("Manulife USA"), a stock life insurance company incorporated in Maine on August 20, 1955 by a special act of the Maine legislature and redomesticated under the laws of Michigan. The ultimate parent of Manulife USA is Manulife Financial Corporation ("MFC") based in Toronto, Canada. MFC is the holding company of The Manufacturers Life Insurance Company and its subsidiaries, collectively known as Manulife Financial.





      Our financial statements which are included in the Statement of Additional Information should be considered only as bearing on our ability to meet our obligations under the contracts. They should not be considered as bearing on the investment performance of the assets held in the Variable Account.


                                PERFORMANCE DATA

      Each of the sub-accounts may in its advertising and sales materials quote total return figures. The sub-accounts may advertise both "standardized" and "non-standardized" total return figures, although standardized figures will always accompany non-standardized figures. Non-standardized total return figures may be quoted assuming both:

      -     redemption at the end of the time period, and

      -     no redemption at the end of the time period.

Standardized figures include total return figures from:

      - the inception date of the sub-account of the Variable Account which invests in the portfolio, or

      -     ten years, whichever period is shorter.

Non-standardized figures include total return figures from:

      -     inception date of the portfolio, or

      -     ten years, whichever period is shorter.

      Such figures will always include the average annual total return for recent one year and, when applicable, five and ten year periods, and where less than ten years, the inception date of the sub-account, in the case of standardized returns, and the inception date of the portfolio, in the case of non-standardized returns. Where the period since inception is less than one year, the total return quoted will be the aggregate total return for the period. The average annual total return is the average annual compounded rate of return that equates a purchase payment to the market value of such purchase payment on the last day of the period for which such return is calculated. The aggregate total return is the percentage change (not annualized) that equates a purchase payment to the market value of such purchase payment on the last day of the period for which such return is calculated. For purposes of the calculations it is assumed that an initial payment of $1,000 is made on the first day of the period for which the return is calculated.

      In calculating standardized return figures, all recurring charges (all asset charges - mortality and expense risk fees, administrative fees and distribution fees) are reflected, and the asset charges are reflected in changes in unit values. Standardized total return figures will be quoted assuming redemption at the end of the period. Non-standardized total return figures reflecting redemption at the end of the time period are calculated on the same basis as the standardized returns. Non-standardized total return figures not reflecting redemption at the end of the time period are calculated on the same basis as the standardized returns except that the calculations assume no redemption at the end of the period and do not reflect deduction of the annual contract fee. We believe such non-standardized figures not reflecting redemptions at the end of the time period are useful to contract owners who wish to assess the performance of an ongoing contract of the size that is meaningful to the individual contract owner.


      For total return figures quoted for periods prior to the commencement of the offering of the contract, standardized performance data will be the historical performance of the Trust portfolio from the date the applicable sub-account of the Variable Account first became available for investment under other contracts offered by us or Manulife New York; adjusted to reflect current contract charges. In the case of non-standardized performance, performance figures will be the historical performance of the Trust portfolio from the inception date of the portfolio (or in the case of the Trust portfolios created in connection with the merger of Manulife Series Fund, Inc. into the Trust, the inception date of the applicable predecessor Manulife Series Fund, Inc. portfolio), adjusted to reflect current contract charges.



                STANDARDIZED AVERAGE ANNUAL TOTAL RETURN FIGURES
                       CALCULATED AS OF DECEMBER 31, 2001
      (NOT REFLECTING THE OPTIONAL ANNUAL STEP DEATH BENEFIT AND GRIP FEES)



                                                              SINCE INCEPTION
                                                                OR 10 YEARS,         INCEPTION
PORTFOLIO                           1 YEAR      5 YEAR      WHICHEVER IS SHORTER       DATE(A)
----------------------------------------------------------------------------------------------
Internet Technologies
Pacific Rim Emerging Markets
Telecommunications
Science & Technology
International Small Cap
Health Sciences
Aggressive Growth
Emerging Small Company
Small Company Blend
Dynamic Growth
Mid Cap Growth
Mid Cap Opportunities
Mid Cap Stock
All Cap Growth
Financial Services
Overseas
International Stock
International Value
Capital Appreciation
Strategic Opportunities
Quantitative Mid Cap

                                                              SINCE INCEPTION
                                                                 OR 10 YEARS,        INCEPTION
PORTFOLIO                           1 YEAR      5 YEAR      WHICHEVER IS SHORTER       DATE(A)
----------------------------------------------------------------------------------------------
Global Equity
Strategic Growth
Growth
Large Cap Growth
All Cap Value
Capital Opportunities
Quantitative Equity
Blue Chip Growth
Utilities
Real Estate Securities
Small Company Value
Mid Cap Value
Value
Tactical Allocation
Fundamental Value
Growth & Income
U.S. Large Cap Value
Equity-Income
Income & Value
Balanced
High Yield
Strategic Bond
Global Bond
Total Return
Investment Quality Bond
Diversified Bond
U.S. Government Securities
Money Market
Small Cap Index
International Index

                                                               SINCE INCEPTION
                                                                 OR 10 YEARS,        INCEPTION
PORTFOLIO                           1 YEAR      5 YEAR      WHICHEVER IS SHORTER       DATE(A)
----------------------------------------------------------------------------------------------
Mid Cap Index
Total Stock Market Index
500 Index
Lifestyle Aggressive 1000
Lifestyle Growth 820
Lifestyle Balanced 640
Lifestyle Moderate 460
Lifestyle Conservative 280


(A) Inception date of the sub-account of the Variable Account which invests in the portfolio.

(B) 10 year average annual return.


              NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURN FIGURES
               (ASSUMING REDEMPTION AT THE END OF THE TIME PERIOD)
                       CALCULATED AS OF DECEMBER 31, 2001
      (NOT REFLECTING THE OPTIONAL ANNUAL STEP DEATH BENEFIT AND GRIP FEES)



                                                              SINCE INCEPTION
                                                                 OR 10 YEARS,        INCEPTION
PORTFOLIO                           1 YEAR      5 YEAR      WHICHEVER IS SHORTER       DATE(A)
----------------------------------------------------------------------------------------------
Internet Technologies
Pacific Rim Emerging Markets
Telecommunications
Science & Technology
International Small Cap
Health Sciences
Aggressive Growth
Emerging Small Company
Small Company Blend
Dynamic Growth
Mid Cap Growth
Mid Cap Opportunities
Mid Cap Stock
All Cap Growth

                                                               SINCE INCEPTION
                                                                 OR 10 YEARS,        INCEPTION
PORTFOLIO                           1 YEAR      5 YEAR      WHICHEVER IS SHORTER       DATE(A)
----------------------------------------------------------------------------------------------
Financial Services
Overseas
International Stock
International Value
Capital Appreciation
Strategic Opportunities
Quantitative Mid Cap
Global Equity
Strategic Growth
Growth
Large Cap Growth
All Cap Value
Capital Opportunities
Quantitative Equity
Blue Chip Growth
Utilities
Real Estate Securities
Small Company Value
Mid Cap Value
Value
Tactical Allocation
Fundamental Value
Growth & Income
U.S. Large Cap Value
Equity-Income
Income & Value
Balanced
High Yield

                                                               SINCE INCEPTION
                                                                 OR 10 YEARS,        INCEPTION
PORTFOLIO                           1 YEAR      5 YEAR      WHICHEVER IS SHORTER       DATE(A)
----------------------------------------------------------------------------------------------
Strategic Bond
Global Bond
Total Return
Investment Quality Bond
Diversified Bond
U.S. Government Securities
Money Market
Small Cap Index
International Index
Mid Cap Index
Total Stock Market Index
500 Index
Lifestyle Aggressive 1000
Lifestyle Growth 820
Lifestyle Balanced 640
Lifestyle Moderate 460
Lifestyle Conservative 280


(A) Performance for each of these sub-accounts is based upon the historical performance of the portfolio, adjusted to reflect current contract charges. On December 31, 1996, Manulife Series Fund, Inc. merged with the Trust. Performance for each of these sub-accounts is based on the historical performance of the respective predecessor Manulife Series Fund, Inc. portfolio for periods prior to December 31, 1996.

(B) 10 year average annual return

              NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURN FIGURES
             (ASSUMING NO REDEMPTION AT THE END OF THE TIME PERIOD)
                       CALCULATED AS OF DECEMBER 31, 2001
      (NOT REFLECTING THE OPTIONAL ANNUAL STEP DEATH BENEFIT AND GRIP FEES)



                                                              SINCE INCEPTION
                                                                OR 10 YEARS,         INCEPTION
PORTFOLIO                           1 YEAR      5 YEAR      WHICHEVER IS SHORTER       DATE(A)
----------------------------------------------------------------------------------------------
Internet Technologies
Pacific Rim Emerging Markets
Telecommunications
Science & Technology
International Small Cap
Health Sciences
Aggressive Growth
Emerging Small Company
Small Company Blend
Dynamic Growth
Mid Cap Growth
Mid Cap Opportunities
Mid Cap Stock
All Cap Growth
Financial Services
Overseas
International Stock
International Value
Capital Appreciation
Strategic Opportunities
Quantitative Mid Cap
Global Equity
Strategic Growth
Growth
Large Cap Growth
All Cap Value
Capital Opportunities
Quantitative Equity

                                                               SINCE INCEPTION
                                                                 OR 10 YEARS,        INCEPTION
PORTFOLIO                           1 YEAR      5 YEAR      WHICHEVER IS SHORTER       DATE(A)
----------------------------------------------------------------------------------------------
Blue Chip Growth
Utilities
Real Estate Securities
Small Company Value
Mid Cap Value
Value
Tactical Allocation
Fundamental Value
Growth & Income
U.S. Large Cap Value
Equity-Income
Income & Value
Balanced
High Yield
Strategic Bond
Global Bond
Total Return
Investment Quality Bond
Diversified Bond
U.S. Government Securities
Money Market
Small Cap Index
International Index
Mid Cap Index
Total Stock Market Index
500 Index
Lifestyle Aggressive 1000
Lifestyle Growth 820
Lifestyle Balanced 640
Lifestyle Moderate 460
Lifestyle Conservative 280

(A) Performance for each of these sub-accounts is based upon the historical performance of the portfolio, adjusted to reflect current contract charges. On december 31, 1996, manulife series fund, inc. Merged with the trust. Performance for each of these sub-accounts is based on the historical performance of the respective predecessor manulife series fund, inc. Portfolio for periods prior to december 31, 1996.



(B) 10 year average annual return.




                STANDARDIZED AVERAGE ANNUAL TOTAL RETURN FIGURES
                       CALCULATED AS OF DECEMBER 31, 2001
        (REFLECTING THE OPTIONAL ANNUAL STEP DEATH BENEFIT AND GRIP FEES)



                                                              SINCE INCEPTION
                                                                OR 10 YEARS,         INCEPTION
PORTFOLIO                           1 YEAR      5 YEAR      WHICHEVER IS SHORTER       DATE(A)
----------------------------------------------------------------------------------------------
Internet Technologies
Pacific Rim Emerging Markets
Telecommunications
Science & Technology
International Small Cap
Health Sciences
Aggressive Growth
Emerging Small Company
Small Company Blend
Dynamic Growth
Mid Cap Growth
Mid Cap Opportunities
Mid Cap Stock
All Cap Growth
Financial Services
Overseas
International Stock
International Value
Capital Appreciation
Strategic Opportunities
Quantitative Mid Cap
Global Equity
Strategic Growth

                                                              SINCE INCEPTION
                                                                OR 10 YEARS,         INCEPTION
PORTFOLIO                           1 YEAR      5 YEAR      WHICHEVER IS SHORTER       DATE(A)
----------------------------------------------------------------------------------------------
Growth
Large Cap Growth
All Cap Value
Capital Opportunities
Quantitative Equity
Blue Chip Growth
Utilities
Real Estate Securities
Small Company Value
Mid Cap Value Value
Tactical Allocation
Fundamental Value
Growth & Income
U.s. Large Cap Value
Equity-Income
Income & Value
Balanced
High Yield
Strategic Bond
Global Bond
Total Return
Investment Quality Bond
Diversified Bond
U.s. Government Securities
Money Market
Small Cap Index
International Index
Mid Cap Index
Total Stock Market Index

                                                              SINCE INCEPTION
                                                                OR 10 YEARS,         INCEPTION
PORTFOLIO                           1 YEAR      5 YEAR      WHICHEVER IS SHORTER       DATE(A)
----------------------------------------------------------------------------------------------
500 Index
Lifestyle Aggressive 1000
Lifestyle Growth 820
Lifestyle Balanced 640
Lifestyle Moderate 460
Lifestyle Conservative 280



(A) Inception date of the sub-account of the variable account which invests in the portfolio.



(B) 10 year average annual return.




              NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURN FIGURES
               (ASSUMING REDEMPTION AT THE END OF THE TIME PERIOD) CALCULATED AS OF DECEMBER 31, 2001 (REFLECTING THE
                OPTIONAL ANNUAL STEP DEATH BENEFIT AND GRIP FEES)



                                                              SINCE INCEPTION
                                                                OR 10 YEARS,         INCEPTION
PORTFOLIO                           1 YEAR      5 YEAR      WHICHEVER IS SHORTER       DATE(A)
----------------------------------------------------------------------------------------------
Internet Technologies
Pacific Rim Emerging Markets
Telecommunications
Science & Technology
International Small Cap
Health Sciences
Aggressive Growth
Emerging Small Company
Small Company Blend
Dynamic Growth
Mid Cap Growth
Mid Cap Opportunities
Mid Cap Stock
All Cap Growth
Financial Services
Overseas

                                                              SINCE INCEPTION
                                                                OR 10 YEARS,         INCEPTION
PORTFOLIO                           1 YEAR      5 YEAR      WHICHEVER IS SHORTER       DATE(A)
----------------------------------------------------------------------------------------------
International Stock
International Value
Capital Appreciation
Strategic Opportunities
Quantitative Mid Cap
Global Equity
Strategic Growth
Growth
Large Cap Growth
All Cap Value
Capital Opportunities
Quantitative Equity
Blue Chip Growth
Utilities
Real Estate Securities
Small Company Value
Mid Cap Value
Value
Tactical Allocation
Fundamental Value
Growth & Income
U.S. Large Cap Value
Equity-Income
Income & Value
Balanced
High Yield
Strategic Bond
Global Bond
Total Return

                                                              SINCE INCEPTION
                                                                OR 10 YEARS,         INCEPTION
PORTFOLIO                           1 YEAR      5 YEAR      WHICHEVER IS SHORTER       DATE(A)
----------------------------------------------------------------------------------------------
Investment Quality Bond
Diversified Bond
U.s. Government Securities
Money Market
Small Cap Index
International Index
Mid Cap Index
Total Stock Market Index
500 Index
Lifestyle Aggressive 1000
Lifestyle Growth 820
Lifestyle Balanced 640
Lifestyle Moderate 460
Lifestyle Conservative 280



(A) Performance for each of these sub-accounts is based upon the historical performance of the portfolio, adjusted to reflect current contract charges. On December 31, 1996, Manulife Series Fund, Inc. merged with the Trust. Performance for each of these sub-accounts is based on the historical performance of the respective predecessor Manulife Series Fund, Inc. portfolio for periods prior to December 31, 1996.



(B) 10 year average annual return.



              NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURN FIGURES
             (ASSUMING NO REDEMPTION AT THE END OF THE TIME PERIOD)
               CALCULATED AS OF DECEMBER 31, 2001 (REFLECTING THE
                OPTIONAL ANNUAL STEP DEATH BENEFIT AND GRIP FEES)



                                                              SINCE INCEPTION
                                                                OR 10 YEARS,         INCEPTION
PORTFOLIO                           1 YEAR      5 YEAR      WHICHEVER IS SHORTER       DATE(A)
----------------------------------------------------------------------------------------------
Internet Technologies
Pacific Rim Emerging Markets
Telecommunications
Science & Technology
International Small Cap
Health Sciences
Aggressive Growth

                                                               SINCE INCEPTION
                                                                 OR 10 YEARS,        INCEPTION
PORTFOLIO                           1 YEAR      5 YEAR      WHICHEVER IS SHORTER       DATE(A)
----------------------------------------------------------------------------------------------
Emerging Small Company
Small Company Blend
Dynamic Growth
Mid Cap Growth
Mid Cap Opportunities
Mid Cap Stock
All Cap Growth
Financial Services
Overseas
International Stock
International Value
Capital Appreciation
Strategic Opportunities
Quantitative Mid Cap
Global Equity
Strategic Growth
Growth
Large Cap Growth
All Cap Value
Capital Opportunities
Quantitative Equity
Blue Chip Growth
Utilities
Real Estate Securities
Small Company Value
Mid Cap Value
Value
Tactical Allocation
Fundamental Value
Growth & Income
U.S. Large Cap Value

                                                              SINCE INCEPTION
                                                                OR 10 YEARS,         INCEPTION
PORTFOLIO                           1 YEAR      5 YEAR      WHICHEVER IS SHORTER       DATE(A)
----------------------------------------------------------------------------------------------
Equity-Income
Income & Value
Balanced
High Yield
Strategic Bond
Global Bond
Total Return
Investment Quality Bond
Diversified Bond
U.S. Government Securities
Money Market
Small Cap Index
International Index
Mid Cap Index
Total Stock Market Index
500 Index
Lifestyle Aggressive 1000
Lifestyle Growth 820
Lifestyle Balanced 640
Lifestyle Moderate 460
Lifestyle Conservative 280



(A) Performance for each of these sub-accounts is based upon the historical performance of the portfolio, adjusted to reflect current contract charges. On December 31, 1996, Manulife Series Fund, Inc. merged with the Trust. Performance for each of these sub-accounts is based on the historical performance of the respective predecessor Manulife Series Fund, Inc. portfolio for periods prior to December 31, 1996.


(B) 10 year average annual return.

                                     *****

      In addition to the non-standardized returns quoted above, each of the sub-accounts may from time to time quote aggregate non-standardized total returns calculated in the same manner as set forth above for other time periods. From time to time the Trust may include in their advertising and sales literature general discussions of economic theories, including but not limited to, discussions on how demographic and political trends can affect the financial markets. Further, the Trust may also include in its advertising and sales literature specific information on each of the Trust's subadvisers, including but not limited to, research capabilities of a subadviser, assets under management, information relating to other clients of a subadviser, and other generalized information.

                                    SERVICES

INDEPENDENT AUDITORS


      The consolidated financial statements of THE Company at December 31,2001 and 2000 and for each of the three years in the period ended December 31, 2001 and of the Variable Account at December 31, 2001 and for each of the two years in the period ended December 31, 2001 appearing in this Statement of Additional Information have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.


SERVICING AGENT

      Computer Sciences Corporation Financial Services Group ("CSC FSG") provides to us a computerized data processing recordkeeping system for variable annuity administration. CSC FSG provides various daily, semimonthly, monthly, semiannual and annual reports including:

      -     daily updates on:

            -     accumulation unit values,

            -     variable annuity participants and transactions,

            -     agent production and commissions;

      -     semimonthly commission statements;

      -     monthly summaries of agent production and daily transaction reports;

      -     semiannual statements for contract owners;

      -     and annual contract owner tax reports.

We pay CSC FSG approximately $7.80 per policy per year, plus certain other fees for the services provided.

PRINCIPAL UNDERWRITER


      Manulife Financial Securities LLC, an indirect wholly owned subsidiary of MFC, serves as principal underwriter to the contracts. Prior to January 1, 2002, Manufacturers Securities Services, LLC ("MSS") served as principal underwriter of the contracts. Contracts are offered on a continuous basis. The aggregate dollar amounts of underwriting commissions paid to MSS in 2001, 2000 and 1999 were $___________, $_________, $________, respectively. MSS did not retain any of these amounts during such periods.

                          AUDITED FINANCIAL STATEMENTS

                                     PART C



                               OTHER INFORMATION

Guide to Name Changes and Successions:

The following name changes took place October 1, 1997:


                 Old Name                                              New Name
FNAL Variable Account                            The Manufacturers Life Insurance Company of New York
                                                 Separate Account A
First North American Life Assurance Company      The Manufacturers Life Insurance Company of New York


The following name changes took place November 1, 1997:

                 Old Name                                              New Name
NAWL Holding Co., Inc.                           Manulife-Wood Logan Holding Co., Inc.

The following name changes took place September 24, 1999:

                 Old Name                                              New Name
Wood Logan Associates, Inc.                      Manulife Wood Logan, Inc.

On September 30, 1997, Manufacturers Securities Services, LLC succeeded to the business of NASL Financial Services, Inc.


The following changes became effective January 1, 2002: The Manufacturers Life Insurance Company of North America ("Manulife North America") merged into The Manufacturers Life Insurance Company (U.S.A.) with the latter becoming the owner of all of Manulife North America's assets.



Item 24.  Financial Statements and Exhibits

      (a)   Financial Statements


            (1) Financial Statements of the Registrant, The Manufacturers Life Insurance Company of New York Separate Account A (Part B of the registration statement). TO BE FILED BY AMENDMENT



            (2) Financial Statements of the Depositor, The Manufacturers Life Insurance Company of New York (Part B of the registration statement). TO BE FILED BY AMENDMENT


      (b)   Exhibits


            (1)   (a)   Resolution of the Board of Directors of First North
                        American Life Assurance Company establishing the FNAL
                        Variable Account - incorporated by reference to Exhibit
                        (b)(1)(a) to Form N-4, File No. 33-46217 filed February
                        25, 1998.



                  (b) Resolution of the Board of Directors of First North American Life Assurance Company establishing the Fixed Separate Account - incorporated by reference to Exhibit
                        (b)(1)(b) to Form N-4, File No. 33-46217 filed February 25, 1998.


            (2) Agreements for custody of securities and similar investments - Not Applicable.


            (3)   (a)    Underwriting and Distribution Agreement between The
                         Manufacturers Life Insurance Company of New York
                         (Depositor) and Manulife Financial Securities LLC
                         (Underwriter) - FILED HEREWITH



                  (b) Selling Agreement between The Manufacturers Life Insurance Company of New York, Manulife Financial Securities LLC (Underwriter), and General Agents - FILED HEREWITH



            (4)   (a)(i) Form of Specimen Flexible Purchase Payment Individual
                         Deferred Combination Fixed and Variable Annuity Contract, Non-Participating (v24) - FILED HEREWITH



            (5)   (a)(i) Form of Specimen Application for Flexible Purchase
                         Payment Individual Deferred Combination

                           Fixed and Variable Annuity Contract,
                           Non-Participating (v24) - previously filed as Exhibit
                           (b)(5)(a)(i) to post-effective amendment no. 8 to Registrant's Registration Statement on Form N-4 File, No.33-79112, filed February 25, 2000.



            (6)   (a)(i)   Declaration of Intention and Charter of First North
                           American Life Assurance Company - incorporated by reference to Exhibit (b)(6)(a)(i) to post-effective amendment no. 7 to Registrant's Registration
                           Statement on Form N-4 File, No.33-46217, filed
                           February 25, 1998.



                  (a)(ii) Certificate of Amendment of the Declaration of Intention and Charter of First North American Life Assurance Company - incorporated by reference to Exhibit (b)(6)(a)(ii) to post-effective amendment no. 7 to Registrant's Registration Statement on Form N-4 File, No.33-46217, filed February 25, 1998.



                  (a)(iii) Certificate of Amendment of the Declaration of
                           Intention and Charter of The Manufacturers Life Insurance Company of New York - incorporated by reference to Exhibit (b)(6)(a)(iii) to post-effective amendment no. 7 to Registrant's Registration Statement on Form N-4 File, No.33-46217, filed February 25, 1998.



                  (b) By-laws of The Manufacturers Life Insurance Company of New York - incorporated by reference to Exhibit
                           (b)(3)(c) to post-effective amendment no. 7 to Registrant's Registration Statement on Form N-4 File, No.33-46217, filed February 25, 1998.



            (7) Contract of reinsurance in connection with the variable annuity contracts being offered - Not Applicable.


            (8) Other material contracts not made in the ordinary course of business which are to be performed in whole or in part on or after the date the registration statement is filed:


                  (a) Administrative Agreement between The Manufacturers Life Insurance Company of New York and The Manufacturers Life Insurance Company - FILED HEREWITH



                  (b) Investment Services Agreement between The Manufacturers Life Insurance Company and The Manufacturers Life Insurance Company of New York - incorporated by reference to Exhibit 1(A)(8)(c) to pre-effective amendment no. 1 to The Manufacturers Life Insurance Company of New York Separate Account B Registration Statement on Form S-6, filed March 16, 1998.



            (9) Opinion of Counsel and consent to its use as to the legality of the securities being registered-TO BE FILED BY AMENDMENT



            (10)  Written consent of Ernst & Young LLP - TO BE FILED BY
                  AMENDMENT



            (11) All financial statements omitted from Item 23, Financial Statements - Not Applicable.



            (12) Agreements in consideration for providing initial capital between or among Registrant, Depositor, Underwriter or initial contract owners - Not Applicable.



            (13) Schedules of computations - Incorporated by reference to Exhibit (b)(13) to post effective amendment no. 2 to Form N-4, file number 33-76162 filed March 1, 1996.



            (14)  (a)      Power of Attorney - The Manufacturers Life Insurance
                           Company of New York Directors is incorporated by reference to exhibit 7 to pre-effective amendment no.
                           1 to The Manufacturers Life Insurance Company of New
                           York Separate Account B Registration Statement on
                           Form S-6, filed March 16, 1998.



                  (b)      Power of Attorney, James O'Malley and Thomas Borshoff
                           - previously filed as Exhibit (b)(14)(b) to post-effective amendment no. 6 to Registrant's

                           Registration Statement on Form N-4 File, No.
                           33-79112, filed March 2, 1999.



                  (c) Power of Attorney, James D. Gallagher and James R. Boyle - incorporated by reference to Exhibit (7)(iii) to pre-effective amendment no. 1 to the Registration Statement on Form S-6, File No. 333-83023, filed November 1, 1999.



                  (d) Power of Attorney, Robert Cook - previously filed as Exhibit (b)(14)(d) to post-effective amendment no. 8 to Registrant's Registration Statement on Form N-4 File, No.33-79112, filed February 25, 2000.



                  (e)      Power of Attorney, Bradford J. Race, Jr. - FILED
                           HEREWITH.



            (27)  Financial Data Schedule - Not Applicable

Item 25. Directors and Officers of the Depositor.


OFFICERS AND DIRECTORS OF THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK



        Name and                  Position with The Manufacturers Life Insurance
Principal Business Address                      Company of New York
Bruce Avedon                                    Director
6601 Hitching Post Lane
Cincinnati, OH 45230

Thomas Borshoff                                 Director
3 Robin Drive
Rochester, NY  14618

James R. Boyle                                  Director
500 Boylston Street
Boston, MA  02116

Robert Cook                                     Director
73 Tremont Street
Boston, MA 02108

John D. DesPrez III                             Director and Chairman
73 Tremont Street
Boston, MA 02108

Ruth Ann Fleming                                Director
205 Highland Avenue
Short Hills, NJ 07078

James D. Gallagher                              Director and President
73 Tremont Street
Boston, MA 02108

David W. Libbey                                 Treasurer
500 Boylston Street
Boston, MA  02116

Neil M. Merkl, Esq.                             Director
35-35 161st Street
Flushing, NY 11358

James P. O'Malley                               Director, VP-Pension Marketing
200 Bloor Street East
Toronto, Ontario
Canada M4W 1E5

Bradford J. Race Jr.                            Director
136 East 64th Street
New York, NY 10021

        Name and                  Position with The Manufacturers Life Insurance
Principal Business Address                      Company of New York
Nicole Humblias                                 Chief Administrative Officer
100 Summit Lake Drive
Valhalla, NY 10595

Kimberly S. Ciccarelli                          Secretary & Counsel
73 Tremont Street
Boston, MA 02108

John Ostler                                     Appointed Actuary
200 Bloor Street East
Toronto, Ontario
Canada M4W-1E5



Item 26. Persons Controlled by or Under Common Control with Depositor or Registrant.


                         MANULIFE FINANCIAL CORPORATION
                          CORPORATE ORGANIZATION CHART
                              As Of January 1, 2002




                                                                    LEGAL ID   % OF EQUITY   JURISDICTION OF
AFFILIATE                                                                                     INCORPORATION
------------------------------------------------------------------------------------------------------------
Manulife Financial Corporation                                           2          100         Canada
   The Manufacturers Life Insurance Company                              1          100         Canada
      Manulife Bank of Canada                                           58          100         Canada
     Manulife Financial Services Inc.                                  190          100         Canada
      Manulife Securities International Ltd.                            79          100         Canada
     Enterprise Capital Management Inc.                                              20         Ontario
     Cantay Holdings Inc.                                               51          100         Ontario
     994744 Ontario Inc.                                               122          100         Ontario
     DomLife Realty Limited                                            108          100         Canada
     Innova LifeSciences Corporation                                              16.01         Ontario
     1293319 Ontario Inc.                                              170          100         Ontario
     Manulife International Capital Corporation Limited                135          100         Ontario
        Golf Town Canada Inc.                                          145        63.96         Canada
        Regional Power Inc.                                            136           80         Ontario
                        Addalam Power Corporation(1)                                 50         Philippines
        VFC Inc.                                                                     25         Canada
        Luxell Technologies Inc.                                                  12.57         Ontario
        MDR Switchview Global Networks Inc.                                       10.45         Canada
     NAL Resources Management Limited                                  120          100         Canada
     Seamark Asset Management Ltd.                                     118        35.01         Canada
     First North American Insurance Company                            111          100         Canada
     MLI Resources Inc.                                                194          100         Alberta
     3426505 Canada Inc.                                               161          100         Canada
     NAL Resources Limited                                             117          100         Alberta
     FNA Financial Inc.                                                115          100         Canada
         Elliot & Page Limited                                         116          100         Ontario
      3550435 Canada Inc.                                              107          100         Canada
        MFC Insurance Company Limited                                  106          100         Canada
     The Manufacturers Investment Corporation                           87          100         Michigan
         Manulife Reinsurance Limited                                   67          100         Bermuda
         The Manufacturers Life Insurance Company (U.S.A.)              19          100         Michigan
           Manufacturers Securities Services, LLC                       97           90(2)      Delaware
           The Manufacturers Life Insurance Company of New York         94          100         New York
           Manulife Financial Securities LLC                             5          100         Delaware
           Thornhill Leasing Investments, LLC                                        90         Delaware

           ESLS Investment Limited, LLC                                167           25         Ohio
           Ironside Venture Partners II LLC                            197          100         Delaware
           Ironside Venture Partners I LLC                             196          100         Delaware
             NewRiver Investor Communications Inc.                                14.67         Delaware
           The Manufacturers Life Insurance Company of America          17          100         Michigan
           ManuLife Service Corporation                                  7          100         Colorado
           Manulife Property Management of Washington, D.C., Inc.                   100         Wash., D.C.

                                                                    LEGAL ID   % OF EQUITY   JURISDICTION OF
AFFILIATE                                                                                     INCORPORATION
------------------------------------------------------------------------------------------------------------
           Manulife Capital Corporation                                144          100         Delaware
              MF Private Capital Securities, Inc.                      119          100         Delaware
              MCC Asset Management, Inc.                               186          100         Delaware
           Manufacturers Adviser Corporation                             6          100         Colorado
           Manulife Leasing Co., LLC                                                 80         Delaware
           Cavalier Cable Inc.                                                      100         Delaware
           Ennal, Inc.                                                 124          100         Ohio
           Dover Leasing Investments, LLC                                            99         Delaware
            Flex Holding, LLC                                                      27.7         Delaware
             Flex Leasing I, LLC                                                  99.99         Delaware
           Flex Leasing II, LLC                                                    19.6         Delaware
     Manulife International Investment Management Limited               64          100         U.K.
        Manulife International Fund Management Limited                              100         U.K.
     WT (SW) Properties Ltd.                                            82          100         U.K.
     Manulife Europe Ruckversicherungs-Aktiengesellschaft              138          100         Germany
      Manulife International Holdings Limited                          152          100         Bermuda
        Manulife Provident Funds Trust Company Limited                 163          100         Hong Kong
        Manulife Funds Direct (Barbados) Limited                        78          100         Barbados
           P.T. Manulife Aset Manajemen Indonesia                                    55         Indonesia
           Manulife Funds Direct (Hong Kong) Limited                                100         Hong Kong
        Manulife (International) Limited                                28          100         Bermuda
           The Manufacturers (Pacific Asia) Insurance Company
             Limited                                                    61          100         Hong Kong
                                 Manulife Consultants Limited                       100         Hong Kong
                         Manulife Financial Shareholdings Limited                   100         Hong Kong
           Manulife Financial Management Limited                                    100         Hong Kong
           Manulife Financial Group Limited                                         100         Hong Kong
           Manulife Financial Investment Limited                                    100         Hong Kong
           Manulife-Sinochem Life Insurance Co. Ltd.                    43           51         China
      Manulife (Vietnam) Limited                                       188          100         Vietnam
     The Manufacturers Life Insurance Co. (Phils.), Inc.               164          100         Philippines
        Manulife Financial  Plans, Inc.                                187          100         Philippines
     P.T. Asuransi Jiwa Manulife Indonesia                              42           71         Indonesia
        P.T. Buanadaya Sarana Informatika                                           100         Indonesia
                         P.T. Asuransi Jiwa Arta Mandiri Prima                      100         Indonesia
     OUB Manulife Pte. Ltd.                                             14           50         Singapore
     MIL Holdings (Bermuda) Limited                                    147          100         Bermuda
        ManuLife (International) Reinsurance Limited                    34          100         Bermuda
                         Manufacturers Life Reinsurance Limited         49          100         Barbados
           Manulife Management Services Ltd.                           191          100         Barbados
           Manufacturers P&C Limited                                    36          100         Barbados
     Manulife European Holdings (Alberta) Limited                      146          100         Alberta
        Manulife Hungary Holdings KFT                                  149           99(3)      Hungary

                                                                    LEGAL ID   % OF EQUITY   JURISDICTION OF
AFFILIATE                                                                                       INCORPORATION
------------------------------------------------------------------------------------------------------------
     Manulife  Century Investments (Alberta) Inc.                      171          100         Alberta
        Manulife  Life Insurance Company                               180           35(4)      Japan
        Manulife Century Investments (Bermuda) Limited                 172          100         Bermuda
            Manulife Century Investments (Luxembourg) S.A.             173          100         Luxembourg
             Manulife Century Investments (Netherlands) B.V.           174          100         Netherlands
                Daihyaku Manulife Holdings (Bermuda) Limited           175          100         Bermuda
                Manulife Century Holdings (Netherlands) B.V.           195          100         Netherlands
                  Kyoritsu Confirm Co., Ltd.                           179         90.9(5)      Japan
                  Manulife Premium Collection Co., Ltd.                178           57(6)      Japan
     Manulife Holdings (Hong Kong) Limited                              15          100         Hong Kong
     Manulife (Malaysia) SDN.BHD.                                       74          100         Malaysia
     Manulife Financial Systems (Hong Kong) Limited                     53          100         Hong Kong
     Chinfon-Manulife Insurance Company Limited                         59           60         Bermuda
     MF Leasing (Canada) Inc.                                          169          100         Ontario
     Manulife Data Services Inc.                                        81          100         Barbados
     Manucab Ltd.                                                       30          100         Canada



(1)   Inactive subsidiaries are noted in italics.


(2) 10% of Manufacturers Securities Services, LLC is owned by The Manufacturers Life Insurance Company of New York.



(3) 1% of Manulife Hungary Holdings KFT is owned by Manulife Century Investments (Alberta) Inc.



(4) 32.6% of Manulife Life Insurance Company is owned by Manulife Century Investments (Netherlands) B.V. and 32.4% is owned by Manulife Century Holdings (Netherlands) B.V.



(5) 9.1% of Kyoritsu Confirm Co., Ltd. is owned by Manulife Life Insurance Company.



(6) 10% of Manulife Premium Collection Co., Ltd. is owned by Manulife Life Insurance Company.



Item 27. Number of Contract Owners.


As of February   , 2002 there were no qualified and no non-qualified contracts of the series offered hereby outstanding.


Item 28. Indemnification.


Article 10 of the Charter of the Company provides as follows:



TENTH: No director of the Corporation shall be personally liable to the Corporation or any of its shareholders for damages for any breach of duty as a director; provided, however, the foregoing provision shall not eliminate or limit (i) the liability of a director if a judgment or other final adjudication adverse to such director established his or her such acts or omissions were in bad faith or involved intentional misconduct or were acts or omissions (a) which he or she knew or reasonably should have known violated the New York Insurance Law or (b) which violated a specific standard of care imposed on directors directly, and not by reference, by a provision of the New York Insurance Law (or any regulations promulgated thereunder) or (c) which constituted a knowing violation of any other law, or establishes that the director personally gained in fact a financial profit or other advantage to which the director was not legally entitled or (ii) the liability of a director for any act or omission prior to the adoption of this Article by the shareholders of the Corporation. Any repeal or modification of this Article by the shareholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Corporation existing at the time of such repeal or modification.



Article VII of the By-laws of the Company provides as follows:



Section VII.1. Indemnification of Directors and Officers. The Corporation may indemnify any person made, or threatened to be made, a party to an action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she, his or her testator, testatrix or intestate, is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of any other corporation of any type or kind, domestic or foreign, of any partnership, joint venture, trust, employee benefit plan or other enterprise, against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred by him or her in connection with the defense or settlement of such action, or in connection with an appeal therein, if such director or officer acted, in good faith, for a purpose which he or she reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the Corporation, except that no indemnification under this Section shall be made in respect of (1) a threatened action, or a pending action which is settled or is otherwise disposed of, or (2) any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation, unless and only to the extent that the court in which the action was brought, or , if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper.



The Corporation may indemnify any person made, or threatened to be made, a party to an action or proceeding (other than one by or in the right of the Corporation to procure a judgment in its favor), whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the Corporation served in any capacity at the request of the Corporation, by reason of the fact that he or she, his or her testator, testatrix or intestate, was a director or officer of the Corporation, or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such director or officer acted, in good faith, for a purpose which he or she reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the Corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his or her conduct was unlawful.



The termination of any such civil or criminal action or proceeding by judgment, settlement, conviction or upon a plea of nolo contendere, of its equivalent, shall not in itself create a presumption that any such director or officer did not act, in good faith, for a purpose which he or she reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interest of the Corporation or that he or she had reasonable cause to believe that his or her conduct was unlawful.



Notwithstanding the foregoing, Registrant hereby makes the following undertaking pursuant to Rule 484 under the Securities Act of 1933:

      Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters.


a.    Name of Investment Company                     Capacity In Which Acting



      Set forth below is information concerning other investment companies for which Manulife Financial Securities LLC, the principal underwriter of the contracts, acts as principal underwriter.


      The Manufacturers Life Insurance               Principal Underwriter
      Company (U.S.A.)
      Separate Account H

      The Manufacturers Life Insurance               Principal Underwriter
      Company (U.S.A.)
      Separate Account I

      The Manufacturers Life Insurance               Principal Underwriter
      Company (U.S.A.)
      Separate Account J

      The Manufacturers Life Insurance               Principal Underwriter
      Company (U.S.A.)
      Separate Account K




      The Manufacturers Life Insurance               Principal Underwriter
      Company (U.S.A.)
      Separate Account M


      The Manufacturers Life Insurance               Principal Underwriter
      Company of New York  Separate
      Account A



      The Manufacturers Life Insurance               Principal Underwriter
      Company of New York  Separate
      Account B



      b. The Manufacturers Life Insurance Company (U.S.A.) is the sole member of Manulife Financial Securities LLC ("Manulife Financial Securities") and the following officers of The Manufacturers Life Insurance Company (U.S.A.) have power to act on behalf of Manulife Financial Securities LLC: John DesPrez* (Chairman and President), John Ostler** (Vice President and Chief Financial Officer) and Jim Gallagher* (Vice President , Secretary and General Counsel). The board of managers of Manulife Financial Securities (consisting of Gary Buchanan**, Robert Cook* and John Vrysen***) may also act on behalf of Manulife Financial Securities.


*Principal business office is 73 Tremont Street, Boston, MA 02108

**Principal business office is 200 Bloor Street, Toronto, Canada M4W 1E5

***Principal business office is 680 Washington Blvd, Stamford, CT 06901

c.    None.

Item 30. Location of Accounts and Records.


All books and records are maintained at 100 Summit Lake Drive, Second Floor, Valhalla, New York 10595.


Item 31. Management Services.


The Company has entered into an Administrative Services Agreement with The Manufacturers Life Insurance Company (U.S.A.) ("Manulife USA"). This Agreement provides that under the general supervision of the Board of Directors of the Company, and subject to initiation, preparation and verification by the Chief Administrative Officer of the Company, Manulife shall provide accounting services related to the provision of a payroll support system, general ledger, accounts payable, tax and auditing services.


Item 32. Undertakings.

a. Representation of Insurer Pursuant to Section 26 of the Investment Company Act of 1940

The Manufacturers Life Insurance Company of New York ("Company") hereby represents that the fees and charges deducted under the contracts issued pursuant to this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.


b. Representation of Registrant Pursuant to Section 403(b) of the Internal Revenue Code of 1986, as amended

Registrant is relying on a no-action letter issued in connection with funding vehicles for retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code of 1986, as amended, on November 28, 1988, SEC Reference No. IP-6-88, and is complying with the provisions of paragraphs 1-4 of such no action letter.

                                   SIGNATURES


      Pursuant to the requirements of the Securities Act of 1933, the Registrant and the Depositor have caused this Registration Statement to be signed on their behalf in the City of Boston, Massachusetts, on this 28th day of February, 2002.



THE MANUFACTURERS LIFE INSURANCE COMPANY
OF NEW YORK SEPARATE ACCOUNT A
(Registrant)
By: THE MANUFACTURERS LIFE INSURANCE
COMPANY OF NEW YORK
(Depositor)



By: /s/ James D. Gallagher
   ---------------------------
   James D. Gallagher
   President




      Pursuant to the requirements of the Securities Act of 1933, the Depositor has duly caused this Registration Statement to be signed by the undersigned on the 28th day of February, 2002 in the City of Boston, Massachusetts.



THE MANUFACTURERS LIFE
INSURANCE COMPANY OF NEW YORK



By: /s/ James D. Gallagher
   ---------------------------
   James D. Gallagher
   President

                                   SIGNATURES


      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on this 28th day of February, 2002.



SIGNATURE                                TITLE
/s/ James D. Gallagher                   Director and President
---------------------------------        (Principal Executive
James D. Gallagher                       Officer)


*                                        Director and Chairman
---------------------------------
John D. DesPrez, III


*                                        Director
---------------------------------
Ruth Ann Fleming


*                                        Director
---------------------------------
Neil M. Merkl


*                                        Director
---------------------------------
Thomas Borshoff


*                                        Director
---------------------------------
Bradford J. Race, Jr.


*                                        Director
---------------------------------
James R. Boyle


*                                        Director
---------------------------------
Bruce Avedon


*                                        Director
---------------------------------
James P. O'Malley


*                                        Director
---------------------------------
Robert Cook


/s/ David W. Libbey                      Treasurer (Principal
---------------------------------        Financial and Accounting
David W. Libbey                          Officer)



*By: /s/ David W. Libbey
    -----------------------------
    David W. Libbey
    Attorney-in-Fact Pursuant
    to Powers of Attorney

                                  EXHIBIT INDEX


Exhibit No.       Description
-----------       -----------
3(a)              Underwriting and Distribution Agreement between The
                  Manufacturers Life Insurance Company of New York (Depositor)
                  and Manulife Financial Securities LLC (Underwriter) - FILED
                  HEREWITH

3(b)              Selling Agreement between The Manufacturers Life Insurance
                  Company of New York and Manulife Financial Securities LLC
                  (Underwriter) and General Agents - FILED HEREWITH

4(a)(i)           Form of Specimen Flexible Purchase Payment Individual Deferred
                  Combination Fixed and Variable Annuity contract,
                  Non-Participating - FILED HEREWITH

8(a)              Administrative Agreement between The Manufacturers Life
                  Insurance Company of New York and The Manufacturers Life
                  Insurance Company - FILED HEREWITH

14(e)             Power of Attorney, Bradford J. Race, Jr.